EXECUTION VERSION

SHARE PURCHASE AGREEMENT
by and between
EZCORP INTERNATIONAL, INC., as the Purchaser,
and
BLACK ICEBREAKER CORPORATION, as the Seller.

Dated as of October 4, 2017

TABLE OF CONTENTS
Page

SECTION 1.	Sale and Purchase of Shares. 2

1.1	Sale and Purchase of Shares 2

1.2	Calculation of Purchase Price and Payment 2

1.3	Estimated Indebtedness on Pre-Closing Statement 3

1.4	Closing Payment 3

1.5	Escrow Agreement 4

1.6	Payment of Indebtedness at Closing 4

1.7	On Premises Audit; Cash; Post-Closing Purchase Price Adjustment 5

1.8	Set Off 6

1.9	Cash Wire Transfer Payments 7

SECTION 2.	Closing. 7

2.1	The Closing 7

2.2	Closing Deliverables. 7

SECTION 3.	Representations and Warranties of Seller. 9

3.1	Due Organization; Subsidiaries. 10

3.2	Organizational Documents 11

3.3	Capitalization. 11

3.4	Seller Authority; Binding Nature of Agreements 12

3.5	Non‑Contravention; Consents. 13

3.6	Financial Statements 13

i

3.7	Books and Records 14

3.8	Absence of Changes 14

3.9	Title to Assets. 14

3.10	Bank Accounts; Indebtedness. 15

3.11	The Business of the Acquired Companies 15

3.12	Absence of Undisclosed Liabilities 17

3.13	Real Property. 17

3.14	Intellectual Property. 18

3.15	Contracts. 19

3.16	Compliance with Legal Requirements 21

3.17	Governmental Authorizations. 23

3.18	Tax Matters. 24

3.19	Employee and Labor Matters; Benefit Plans. 25

3.20	Inventory 28

3.21	Insurance 28

3.22	Related Party Transactions 28

3.23	Proceedings; Orders. 29

3.24	Certain Fees 29

3.25	[Intentionally Omitted.] 30

3.26	Disclosure Schedules 30

SECTION 4.	Representations and Warranties of Purchaser. 30

4.1	Organization 30

ii

4.2	Acquisition of Shares 30

4.3	Authority; Binding Nature of Agreements 30

4.4	No Conflict 30

4.5	Certain Fees 31

SECTION 5.	Certain Covenants of the Seller and the Purchaser. 31

5.1	Seller Conduct of Business Prior to the Closing 31

5.2	Covenants Regarding Information. 32

5.3	Notification of Certain Matters 33

5.4	Consents and Filings; Further Assurances. 33

5.5	Public Announcements 34

5.6	Covenants Not To Compete; Non-Solicitation; Confidentiality. 34

5.7	No Negotiation 35

5.8	Post-Closing Put Right 35

5.9	Post-Closing Deliveries 35

5.10	Post-Closing Asset Maintenance. 36

SECTION 6.	Tax Matters. 36

6.1	[Intentionally Omitted.] 36

6.2	Straddle Period 36

6.3	Tax Periods Ending on or before Closing Date 36

6.4	Cooperation on Tax Matters. 36

6.5	Tax Indemnification Agreements 37

6.6	Certain Taxes and Fees 37

iii

SECTION 7.	Conditions to Closing. 37

7.1	Conditions to the Obligations of the Purchaser 37

7.2	Conditions to the Obligations of the Seller 42

SECTION 8.	Indemnification. 43

8.1	Survival of Representations and Covenants 43

8.2	Indemnification by the Seller. 43

8.3	No Contribution; Subordination 44

8.4	Indemnification by the Purchaser 44

8.5	Right to Set-Off; Indemnification Escrow Amounts. 45

8.6	Procedure for Indemnification - Third Party Claims. 45

8.7	Procedure of Indemnification - Other Claims 46

8.8	Tax Indemnification 46

8.9	Limitations on Indemnification 47

8.10	No Waiver 48

8.11	Express Non-Reliance. 48

SECTION 9.	Termination. 48

9.1	Termination 48

9.2	Effect of Termination 49

SECTION 10.	Dispute Resolution. 49

SECTION 11.	Miscellaneous Provisions. 51

11.1	Fees and Expenses 51

11.2	Notices 51

iv

11.3	Headings 52

11.4	Counterparts 52

11.5	Governing Law 52

11.6	Successors and Assigns 52

11.7	Waiver. 52

11.8	Amendments 53

11.9	Severability 53

11.10	Entire Agreement 53

11.11	Further Assurances 53

11.12	Construction. 53

EXHIBITS

Exhibit A    Definitions
Exhibit B    Pre-Closing Statement
Exhibit C    Escrow Agreement
Exhibit D    Mutual Release
Exhibit E    [General Manager] Employment Agreement
Exhibit F    Noncompetition and Nonsolicitation Agreement
Exhibit G    Put Shares Assignment Agreement

SCHEDULES

Schedule 1.2(b)(i)        Earn Out
Schedule 1.2(b)(ii)        Calculation Spreadsheet
Schedule 2.2(a)(vi)        D&O Resignations
Schedule 2.2(a)(vii)        Mutual Release
Schedule 2.2(a)(xiv)        Powers of Attorney
Schedule 3.1(b)            Fictitious Names
Schedule 3.1(c)            Jurisdictions

Schedule 3.1(d)	Board of Directors, Committees, Officers, Attorneys-in-Fact, Agents, Representatives and Auditors
Schedule 3.1(f)            Subsidiaries of CAM
Schedule 3.1(g)            Company Restructuring Process
Schedule 3.3(a)            Capital Stock

v

Schedule 3.3(d)            Subsidiary Interests
Schedule 3.3(g)            Options or Other Rights
Schedule 3.5(a)            Non-Contravention
Schedule 3.5(b)            Consents
Schedule 3.6            Financial Statements
Schedule 3.8            Absence of Changes
Schedule 3.9(a)            Machinery and Equipment
Schedule 3.9(b)            Encumbrances
Schedule 3.9(c)            Leaseholds on Machinery
Schedule 3.10(a)        Accounts
Schedule 3.10(b)        Indebtedness
Schedule 3.11(f)        Legal Requirements Affecting Business of Acquired Parties
Schedule 3.12            Absence of Undisclosed Liabilities
Schedule 3.13(a)        Real Property
Schedule 3.13(b)        Exceptions to Real Property
Schedule 3.14(a)        Intellectual Property
Schedule 3.14(d)        Intellectual Property Infringements
Schedule 3.14(g)        Intellectual Property Agreements
Schedule 3.15(a)        Material Contracts
Schedule 3.15(b)        Exceptions to Compliance with Material Contracts
Schedule 3.16            Compliance with Legal Requirements
Schedule 3.17(a)        Governmental Authorizations
Schedule 3.17(b)        Compliance with Governmental Authorizations
Schedule 3.17(c)        Exceptions to Governmental Authorizations
Schedule 3.19(a)        Employee and Labor Matters
Schedule 3.19(b)        Benefit Plans
Schedule 3.19(c)        Termination of Employment
Schedule 3.19(d)        Key Employees
Schedule 3.19(e)        Agents, Independent Contractors or Consultants
Schedule 3.19(f)        Labor Organizations
Schedule 3.19(h)        Labor and Employment Agreements and Employee Plans
Schedule 3.19(j)        Authorizations and Approvals of Foreign and “Expat” Employees
Schedule 3.21            Insurance
Schedule 3.22(a)        Related Party Transactions
Schedule 3.22(b)        Related Party Indebtedness
Schedule 3.22(c)        Payments
Schedule 3.23(a)        Proceedings and Orders
Schedule 4.4            No Conflict
Schedule 5.1            Conduct of Business
Schedule 5.4            Consents and Filings
Schedule 7.1(c)(ii)        Consents
Schedule 7.1(h)            Insurance Policies
Schedule 7.1(j)            Noncompete Agreements
Schedule A-1            Knowledge of the Seller

[The foregoing Exhibits (other than Exhibit A) and Schedules have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. The Registrant hereby agrees to furnish supplementally a copy of any such omitted schedule to the Commission upon request.]

vi

SHARE PURCHASE AGREEMENT
THIS SHARE PURCHASE AGREEMENT (this “Agreement”) is entered into as of October 4, 2017, by and between EZCORP INTERNATIONAL, INC., a corporation organized and existing under the laws of the State of Delaware (the “Purchaser”); and Black Icebreaker Corporation, a business company organized and existing under the laws of the British Virgin Islands (the “Seller”).

The Seller and the Purchaser are each individually referred to as a “Party” and collectively as the “Parties.” Certain capitalized terms used in this Agreement are defined on Exhibit A attached hereto.
RECITALS
WHEREAS, the Seller owns 50,000 ordinary shares of Camira Administration Corp., a business company organized and existing under the laws of the British Virgin Islands (“CAM”), which constitutes all of the issued and outstanding shares of CAM (the “Purchased Shares”);
WHEREAS, CAM owns all of the issued and outstanding shares of capital stock of each of (i) Khoper Advisors Ltd., a business company organized and existing under the laws of the British Virgin Islands (“KH”), (ii) Madras Investments Corp., a business company organized and existing under the laws of the British Virgin Islands (“MD”), (iii) Miravet Planning, Corp., a corporation organized and existing under the laws of the Republic of Panama (“MP”), and (iv) Unicode Market, Inc., a corporation organized and existing under the laws of the Republic of Panama (“UM”);
WHEREAS, KH and MD collectively own all of the issued and outstanding shares of capital stock of each of (i) Janama, S.A., a corporation organized and existing under the laws of the Republic of Guatemala (“GTJN”), (ii) Brainerd, S.A., a corporation organized and existing under the laws of the Republic of Guatemala (“GTBR”), (iii) Siskiyou, S.A., a corporation organized and existing under the laws of the Republic of Guatemala (“GTSK”), (iv) Janama Honduras, S.A. de C.V., a corporation organized and existing under the laws of the Republic of Honduras (“HNJN”), (v) Brainerd Honduras, S.A. de C.V., a corporation organized and existing under the laws of the Republic of Honduras (“HNBR”), (vi) Maxiefectivo Peru S.A.C., a corporation organized and existing under the laws of the Republic of Peru (“PEMX”), (vii) Janama, S.A.C., a corporation organized and existing under the laws of the Republic of Peru (“PEJN”), and (viii) Brainerd, S.A.C., a corporation organized and existing under the laws of the Republic of Peru (“PEBR”);
WHEREAS, KH and MD will divest themselves of all Equity Interests in GTSK prior to the Closing;
WHEREAS, (i) Amadeus International Services, Corp., a corporation organized and existing under the laws of the Republic of Panama (“PAAI”), and South Solaris Investment, Inc., a corporation organized and existing under the laws of the Republic of Panama (“PASS”), each own fifty percent (50%) of the shares of Maxiprestamos S.A. de C.V., a corporation organized and existing under the laws of the Republic of El Salvador (“ESMX”), (ii) PASS and Savarona Ventures, Inc., a corporation organized and existing under the laws of the Republic of Panama (“PASV”, together with PAAI and PASS, referred to as “OldCo El Salvador Transferors”), each own fifty percent (50%) of the shares of Prenda Aval, S.A. de C.V., a corporation organized and existing under the laws of the Republic of El Salvador (“ESPA”), and PASS and PASV each own fifty percent (50%) of the shares of Salvaprenda S.A. de C.V., a corporation organized and existing under the laws of the Republic of El Salvador (“ESSP”, and together with ESMX and ESPA, collectively, the “El Salvador OldCos”), which constitute one hundred percent (100%) of the issued and outstanding shares of capital stock of ESMX, ESPA and ESSP (collectively, the “El Salvador OldCos Transferred Shares”);

WHEREAS, the OldCo El Salvador Transferors will transfer all Equity Interests in the El Salvador OldCos to MP and UM prior to the date of this Agreement;
WHEREAS, MP and UM own, respectively, (i) ninety-nine percent (99%) and one percent (1%) of the shares of Janama, S.A. de C.V., a corporation organized and existing under the laws of the Republic of El Salvador (“ESJN”), (ii) one percent (1%) and ninety-nine percent (99%) of the shares of Operadora de Servicios, S.A. de C.V., a corporation organized and existing under the laws of the Republic of El Salvador (“ESOS”), and (iii) one percent (1%) and ninety-nine percent (99%) of the shares of Brainerd, S.A. de C.V., a corporation organized and existing under the laws of the Republic of El Salvador (“ESBR”, and together with ESJN and ESOS, collectively, the “El Salvador NewCos”), which constitute one hundred percent (100%) of the issued and outstanding shares of capital stock of ESJN, ESOS and ESBR;
WHEREAS, the Seller wishes to sell the Purchased Shares to the Purchaser, and the Purchaser wishes to purchase the Purchased Shares from the Seller, subject to the terms and conditions set forth in this Agreement, in order for the Purchaser to directly acquire one hundred percent (100%) of the issued and outstanding shares of capital stock of CAM, and indirectly acquire one hundred percent (100%) of the issued and outstanding shares of capital stock of each of KH, MD, MP, UM, GTJN, GTBR, HNJN, HNBR, PEMX, the El Salvador OldCos, and the El Salvador NewCos (all of CAM, the El Salvador OldCos, KH, MD, MP, UM, GTJN, GTBR, HNJN, HNBR, PEMX, PEJN, PEBR and the El Salvador NewCos are referred to collectively as the “Acquired Companies” and each individually an “Acquired Company”);
WHEREAS, it is a material inducement for the Purchaser to enter into this Agreement that, at Closing, the Acquired Companies (i) will be owned directly and indirectly by the Purchaser, as the case may be, and (ii) will own and operate the entire business consisting of the pawn lending, gold scrapping, sales of forfeited merchandise and related activities conducted by the GuatePrenda-MaxiEfectivo (GPMX) group as of the Effective Date (the “GPMX Business”); and
WHEREAS, it is a material inducement for the Purchaser to enter into this Agreement that the Seller provide the representations, warranties and indemnities to the Purchaser as set forth in this Agreement;
NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, the adequacy of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereto agree as follows:
AGREEMENT

SECTION 1.	SALE AND PURCHASE OF SHARES.
1.1    Sale and Purchase of Shares. At the Closing, the Seller will sell, assign, transfer, convey and deliver the Purchased Shares to the Purchaser, and the Purchaser will purchase, acquire and accept the Purchased Shares from the Seller, free and clear of any and all Encumbrances, on the terms and subject to the conditions set forth in this Agreement.
1.2    Calculation of Purchase Price and Payment.
(a)    Purchase Price. The purchase price for the Purchased Shares will be the amount of US$60,000,000.00, subject to adjustment as described herein (the “Purchase Price”).

(b)    Earn Out.
(i)    As additional consideration for the Purchased Shares, the Purchaser will pay to the Seller, an earn out payment in the amount of US$2,250,000.00 (the “Earn Out Payment”) that is calculated in accordance with Schedule 1.2(b)(i). During the Earn Out Period, the Purchaser agrees to conduct the business of the Acquired Companies in good faith and will not take any actions to reduce the revenues of the Acquired Companies or increase the expenses of the Acquired Companies primarily in order to prevent the Earn Out Payment from being paid to the Seller.
(ii)    If the Earn Out Payment is owed, the Purchaser will pay the Earn Out Payment to the Seller within five (5) Business Days after the determination by the Purchaser that the Earn Out Payment is owed in accordance with this Section 1.2(b).
(iii)    After Closing, the Purchaser will prepare and deliver to the Seller monthly financial statements for the Acquired Companies during the twenty-four (24) months after the Closing Date (or until the Earn Out Payment is earned, if sooner). Such financial statements will be delivered within five (5) Business Days after the preparation of U.S. GAAP-based financial statements for the relevant month.
(iv)    Each of the following will constitute an “Acceleration Event”: (a) failure by the Purchaser to pay any amount when due under this Agreement unless the Purchaser is contesting the payment of such amount in good faith, (b) the Purchaser or any of the Acquired Companies suffers or incurs a Liquidation Event, (c) termination by the Purchaser of the Rodas Employment Agreement other than for “cause”, as such term may be defined in such agreement, or (d) a Change in Control of the Purchaser.
(v)    (x) The Parties acknowledge that certain accounts payable from ESPA in the amount of US$367,686.00, as disclosed on Schedule 3.6, will be reclassified as income. Any and all Taxes arising out of such reclassification will be offset by the Purchaser against the Earn Out Payment to the extent such Taxes are paid by the Purchaser (or any of the Acquired Companies) after the Closing. Notwithstanding any other provisions of this Agreement to the contrary, the Purchaser will not be entitled to assert a claim for Damages under Section 8 with respect to such Taxes to the extent the Earn Out Payment is reduced.
(y) The Purchaser is responsible for paying the first US$400,000.00 of any and all Taxes (other than any Taxes arising out of the reclassification described in Section 1.2(b)(v)(x)) payable by any of the Acquired Companies for periods prior to the Closing. Notwithstanding any other provisions of this Agreement to the contrary, the Purchaser will not be entitled to assert a claim for Damages under Section 8 with respect to such first US$400,000.00 of other Taxes. The Seller further agrees that, at the sole option of the Purchaser, the Earn Out Payment may be reduced by any and all other Taxes for periods prior to the Closing in excess of US$400,000.00 (individually or in the aggregate) payable by any of the Acquired Companies after Closing to the extent such other Taxes are paid by the Purchaser or any of the Acquired Companies after the Closing. Notwithstanding any other provisions of this Agreement to the contrary, in the event the Purchaser (or any of the Acquired Companies) elects to pay such other Taxes and reduce the Earn Out Payment, then the Purchaser will not be entitled to assert a claim for Damages under Section 8 with respect to such Taxes to the extent the Earn Out Payment is reduced.
(z) Any offset or reduction under this Section 1.2(b)(v) will not be counted against, and will not reduce, the Seller R&W Cap.
1.3    Estimated Indebtedness on Pre-Closing Statement. Not fewer than five (5) Business Days prior to the Closing Date, the Seller will deliver to the Purchaser a certificate executed jointly by the

Chief Financial Officer and Chief Executive Officer of the Seller in the form attached as Exhibit B (the “Pre-Closing Statement”) setting forth the Seller’s good faith estimate of the Closing Company Indebtedness, based upon the financial statements of the Acquired Companies as of August 31, 2017 (the “Most Recent Financial Statements”) (as updated per developments between August 31, 2017 and the date of this Agreement).
1.4    Closing Payment. At Closing, the Purchase Price will be paid as follows:
(a)    The Purchaser will pay to the Escrow Agent US$3,000,000.00 (the “Indemnification Escrow Amounts”) by wire transfer of immediately available funds to the bank account designated in writing by the Escrow Agent to the Purchaser at least three (3) Business Days prior to the Closing Date.
(b)    After accounting for (i) the payment of the Indemnification Escrow Amounts to the Escrow Agent, and (ii) deduction of the Closing Company Indebtedness (including Closing Related Party Indebtedness), the Purchaser will pay the balance of the Purchase Price (the “Closing Payment”) to the Seller.
1.5    Escrow Agreement.
(a)    The Indemnification Escrow Amount will be placed by the Escrow Agent in a separate escrow account (the “Indemnification Escrow Account”) as security for all of the indemnification obligations of the Seller under Section 8 of this Agreement. The Indemnification Escrow Amounts will be held and disbursed by the Escrow Agent pursuant to the terms set forth in the Escrow Agreement in the form attached hereto as Exhibit C (the “Escrow Agreement”).
(b)    Any funds remaining in the Indemnification Escrow Account will be released pursuant to the terms of the Escrow Agreement as follows: (i) on such date that is twelve (12) months after the Closing Date, the sum of $1,000,000.00 less any and all amounts that are the subject of a claim at such time, (ii) on such date that is twenty-four (24) months after the Closing Date, the sum of $1,000,000.00 less any and all amounts that are the subject of a claim at such time (to the extent such claim was not taken into account in determining the amount released under clause (i)), and (iii) the remaining balance of the Indemnification Escrow Account on such date that is three (3) years after the Closing Date less any and all amounts that are the subject of a claim. Notwithstanding anything in this Section 1.5(b) to the contrary, no funds that are the subject of a claim will be released until such claim is resolved. To the extent that the indemnification obligations exceed the Indemnification Escrow Amounts (as the same may be reduced from time to time in accordance with the terms of the Escrow Agreement), the Seller will remain liable for such additional amounts in accordance with the terms of this Agreement.
(c)    The Seller acknowledges and agrees that resort to the Indemnification Escrow Amounts will not be the exclusive right and remedy for the indemnification obligations of the Seller under any of the Transactional Agreements and that the indemnification obligations will not be limited by the Indemnification Escrow Amounts.
1.6    Payment of Indebtedness at Closing. At the Closing, the Purchaser will contribute a portion of the Purchase Price to CAM in an amount equal to the Closing Company Indebtedness on the Pre-Closing Statement, by way of a loan and/or capital contribution, and the Seller will cause CAM to immediately transfer to the holders of such Closing Company Indebtedness, including Closing Related Party Indebtedness, by wire transfer of immediately available funds, in each case, pursuant to written instructions that the Seller has delivered to the Purchaser and CAM, setting out the amounts payable to, and the bank account of, each payee in order to pay and discharge in full all such Closing Company Indebtedness. The Purchaser may require the Seller and CAM to document such loan and/or capital contribution in a manner reasonably satisfactory to the Purchaser. No funds contributed by the Purchaser under this Section 1.6 will be taken into account in calculating the Excess Cash (as defined below).
1.7    On Premises Audit; Cash; Post-Closing Purchase Price Adjustment.
(a)    Within thirty (30) days after the Closing (the “Audit Period”), the Purchaser and its Representatives will conduct an on-site audit of all of the Acquired Companies and their respective store locations, including a review of Inventory, collateral and Pawn Loans (the “Audit”). As the result of the Audit, but in no event later than the expiration of the Audit Period, the Purchaser will, acting in good faith, determine, and deliver a written notice to the Seller setting forth, the Pawn Loan Balance and Inventory Valuation as of Closing (such notice to contain a statement of the basis of the Purchaser’s determination of any differential in such balances or valuation and evidence in support thereof). Subject to Section 1.7(e), there will be a dollar-for-dollar deduction from the Purchase Price in the event that the Inventory Valuation and/or the Pawn Loan Balance resulting from the Audit is less than USD$3,025,153.00 and USD$13,015,932.00, respectively.
(b)    Within forty-five (45) days after the Closing (the “Indebtedness Review Period”), the Purchaser and its Representatives will conduct a review of the Closing Company Indebtedness based upon the September 30, 2017 financial statements (the “September Financial Statements”). As the result of such review but in no event later than the expiration of the Indebtedness Review Period, the Purchaser will, acting in good faith, determine, and deliver a written statement to the Seller setting forth, the Closing Company Indebtedness (the “Indebtedness Review Notice”). Subject to Section 1.7(e), there will be a dollar-for-dollar deduction to the Purchase Price in the event that the Closing Company Indebtedness set forth on the Indebtedness Review Notice is greater than the Closing Company Indebtedness on the Pre-Closing Statement.
(c)    Not later than forty-five (45) days following the Closing, the Purchaser will determine, acting in good faith, and prepare and deliver to the Seller a written statement (the “Purchaser’s Cash Statement”) setting forth the amount of the consolidated cash balances of the Acquired Companies as of the Closing Date (the “Cash Balance”). In the event that the Purchaser’s Cash Statement shows a Cash Balance in excess of US$2,400,000.00 on the Closing Date (the amount of such excess over US$2,400,000.00, the “Excess Cash”), the Seller will be entitled to receive the Excess Cash (the “Excess Cash Payment”). In the event that the Purchaser’s Cash Statement shows a Cash Balance of less than US$2,400,000.00, there will be a dollar-for-dollar deduction from the Purchase Price of an amount by which the Cash Balance is less than US$2,400,000.00, subject to Section 1.7(e).
(d)    Upon the determination of the Inventory Valuation, Pawn Loan Balance, Closing Company Indebtedness and Cash Balance as provided in this Section 1.7, provided that no notice of objection is delivered in accordance with Section 1.7(e), the Purchase Price will be recalculated to deduct such amounts determined under this Section 1.7, if any, and the “Final Purchase Price” will be the Purchase Price as determined by such recalculation. Within ten (10) days after the earlier of (i) such determination, or (ii) the expiration of the Audit Period and the Indebtedness Review Period, provided that no notice of objection is delivered in accordance with Section 1.7(e) (such date calculated hereunder, the “Determination Date”), the Seller will pay to the Purchaser the amount by which the Final Purchase Price is less than the Purchase Price paid at the Closing (such amount being the “Shortfall Amount”). Any payment of the Shortfall Amount will be treated as an adjustment to Purchase Price by the Parties for tax purposes, unless otherwise required by Legal Requirements. The Purchaser may elect to deduct from the Excess Cash Payment that would otherwise be payable to the Seller the Shortfall Amount, and any remaining balance of the Excess Cash Payment (if any) after deduction of the Shortfall Amount from the Excess Cash Payment will be paid to the Seller within five (5) days after the Determination Date.
(e)    If within nine (9) days following the delivery of each of the written notices or statements by the Purchaser to the Seller described in Section 1.7(a), (b), and (c) above (each, a “Purchaser’s Adjustment Statement”), the Seller has not delivered to the Purchaser notice of its objection to the amounts set forth therein (such notice to contain a statement of the basis of the Seller’s objection), then the amounts reflected in such Purchaser’s Adjustment Statement will be used in computing the adjustments to the Purchase Price referenced in this Section 1.7. If the Seller delivers such notice to the Purchaser, then the issues in dispute will be submitted to Deloitte LLP, certified public accountants (the “Accountants”), for resolution. If issues in dispute are submitted to the Accountants for resolution, (i) each party will furnish to the Accountants such documents and information relating to the disputed issues as the Accountants may request and are available to that Party or its respective Affiliates or Representatives, and will be afforded the opportunity to present to the Accountants any material relating to the determination and to discuss the determination with the Accountants; (ii) the determination by the Accountants, as set forth in a notice delivered to the Seller and the Purchaser by the Accountants, will be binding and conclusive on the Parties, and any resulting payment due to the other Party will be due and payable within three (3) Business Days from the date of such notice; and (iii) the Seller and the Purchaser will each bear fifty percent (50%) of the fees of the Accountants for such determination.
(f)    To the extent that any of the calculations by the Purchaser contemplated in this Section 1.7 require a conversion from any foreign currency to U.S. Dollars, the following foreign currency exchange rates, as published on August 31, 2017, will apply: for Guatemala, 7.29086; for Honduras, 23.3801; for Peru, 3.240.
1.8    Withholding; Set Off. Notwithstanding anything to the contrary in this Agreement or any other Transactional Agreement, all payments by the Purchaser under this Agreement or any other Transactional Agreement will be subject to any applicable withholdings for Taxes. As of the date of this Agreement, neither Party is aware of any requirement for withholdings for Taxes for the payment of the Purchase Price at Closing and the Earn Out Payment by the Purchaser to the Seller into a U.S. bank account; provided that the Seller delivers to the Purchaser a form W-8BEN-E at Closing and updates thereof upon the reasonable request of the Purchaser. In addition, without limiting any other rights or remedies available to the Purchaser hereunder, and whether at law or in equity, the Purchaser will have the right to set off the amount of any and all Damages for which the Purchaser seeks indemnification pursuant to Section 8 against the Excess Cash Payment and the Earn Out Payment. Cash Wire Transfer Payments. The Closing Payment, the Earn Out Payment and the Excess Cash Payment will be paid by wire transfer of immediately available funds to the bank account designated in writing by the Seller to the Purchaser at least three (3) Business Days prior to the date on which such payment is to be made. The Seller will designate one bank account to the Purchaser. It is acknowledged and irrevocably agreed by the Seller that upon the wire transfer payment by the Purchaser of any amounts payable in cash by the Purchaser under this Agreement to the bank account designated in writing by the Seller to the Purchaser, and the receipt of confirmation of the initiation of such wire transfer payment, the Purchaser will be automatically discharged and released by the Seller and its Affiliates with respect to the payment of such amounts.
1.9    The Closing. The transactions contemplated hereby will be consummated at a closing (the “Closing”), which will be held at 10:00 a.m. at the law offices of Holland & Knight LLP, 701 Brickell Avenue, Miami FL on such date (the “Closing Date”) that is five (5) Business Days after the satisfaction or waiver (by the Party entitled to so waive) of all the conditions set forth in Section 7.1 and Section 7.2 below, but in no event beyond October 6, 2017, or at such other place, time and date as the Purchaser and the Seller may mutually agree in writing.
1.10    Closing Deliverables.
(a)    Subject to the terms and conditions of this Agreement, at the Closing, the Seller will deliver or cause to be delivered to the Purchaser (unless previously delivered), the following items:
(i)    all original certificates representing the Purchased Shares, together with original instruments of share transfer in customary form duly executed by the Seller for transfer of the Purchased Shares to the Purchaser, with all transfer Taxes attributable to the transfer of the Purchased Shares paid for by the Seller, together with evidence that all other actions required or advisable to be taken under applicable Legal Requirements to evidence ownership of the Purchased Shares in the Purchaser, free and clear of any and all Encumbrances;
(ii)    all corporate resolutions of CAM, if any, necessary to approve the transfer of the Purchased Shares to the Purchaser duly executed;
(iii)    a board resolution of each of CAM, KH and MD noting the resignation of each director and officer of CAM, KH and MD pursuant to Section 2.2(a)(vi) hereof (if any) and appointing such persons as are nominated by the Purchaser not later than two (2) Business Days prior to Closing (which nominations must be accompanied by a letter of consent to act from each nominee) as the new directors and officers of CAM, KH and MD, in each case with effect from the Closing;
(iv)    a certificate of the Seller, duly executed by an authorized officer of the Seller, certifying as to (A) the resolutions of the board of directors (and if required by applicable Legal Requirements, of the shareholders) of the Seller (if required by applicable Legal Requirements) approving the execution, delivery and performance of this Agreement and the other Transactional Agreements and the consummation of the transactions contemplated hereby and thereby and that such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby and (B) the names and signatures of the officers of the Seller authorized to sign this Agreement, the other Transactional Agreements and the other documents to be delivered hereunder and thereunder;
(v)    a certificate of status, compliance, good standing, tax or municipal solvency or like certificate with respect to each Acquired Company and the Seller issued by appropriate government officials of the jurisdiction of its incorporation dated within ten (10) Business Days prior to the Closing Date;
(vi)    duly executed resignations of each officer and director of each Acquired Company set forth on Schedule 2.2(a)(vi), effective as at the Closing, in form and substance reasonably acceptable to the Purchaser (the “D&O Resignations”);
(vii)    duly executed mutual releases executed by each officer and director of each Acquired Company set forth on Schedule 2.2(a)(vii), in the form attached hereto as Exhibit D (the “Mutual Release”);
(viii)    all original share or other certificates representing the Subsidiary Interests and, for each of KH and MD, a copy of its register of members duly certified by its registered agent as at the Closing Date (however neither PEBR nor PEJN have corporate books);

(ix)    provided the Purchaser has complied with and satisfied the registered agent’s KYC process, (A) a copy of the register of members of CAM duly updated to reflect the sale and transfer of the Purchased Shares from the Seller to the Purchaser and certified by its registered agent; (B) a copy of the register of directors and officers of CAM duly updated to reflect the change of directors and officers as of Closing, if any, and certified by its registered agent; and (C) evidence satisfactory to the Purchaser demonstrating that all issued share certificates for shares of CAM, including the certificates in the name of the Seller representing the Purchased Shares, have been duly cancelled;
(x)    a duly executed share certificate showing the Purchaser as the holder of the Purchased Shares;
(xi)    a letter duly executed by the registered agent of CAM, KH and MD confirming that it holds the register of members, directors and charges for each such company and that with effect from the Closing the Purchaser, and its authorized representatives, will be (A) its sole “client of record,” and (B) the only person authorized to give it instructions in respect of CAM, KH and MD;
(xii)    certified copies of the Organizational Documents of each of the Acquired Companies and the Seller, with all amendments thereto to the Closing Date and certified by the Secretary of each of the Acquired Companies and the Seller as of the Closing Date;
(xiii)    each of the certificates and documents referred to in Section 7.1 hereof;
(xiv)    duly executed revocations or cancellations of all of the general or special powers of attorney executed by or on behalf of each of the Acquired Companies, including powers of attorney with respect to bank accounts of the Acquired Companies, to the persons set forth on Schedule 2.2(a)(xiv);
(xv)    all original share registers, other statutory registers, and minute books of the Acquired Companies, but only to the extent not held by the registered agent or not in the possession and control of the Acquired Companies;
(xvi)    all other books and records of the Acquired Companies that are not in the possession and control of the Acquired Companies, including records for Tax filings and original Contracts, to the extent such originals are in the possession or control of the Seller or any Related Party; and
(xvii)    such other documents, instruments and certificates, as the Purchaser may reasonably request, which are necessary to effectuate the Transactions.
(b)    Subject to the terms and conditions of this Agreement, at the Closing, the Purchaser will deliver or cause to be delivered to the Seller or the Escrow Agent, as the case may be, the following items:
(i)    the Closing Payment, payable to the Seller by wire transfer of immediately available funds;
(ii)    the Indemnification Escrow Amounts, payable to the Escrow Agent by wire transfer of immediately available funds;
(iii)    to the Seller, all duly executed corporate resolutions of the Purchaser necessary to approve the purchase of the Purchased Shares;

(iv)    to the Seller, a certificate of the Purchaser, duly executed by an authorized officer of the Purchaser, certifying as to (A) the resolutions of the board of directors (and if required by applicable Legal Requirements, of the shareholders) of the Purchaser (if required by applicable Legal Requirements) approving the execution, delivery and performance of this Agreement and the other Transactional Agreements and the consummation of the transactions contemplated hereby and thereby and that such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby and (B) the names and signatures of the officers of the Purchaser authorized to sign this Agreement, the other Transactional Agreements and the other documents to be delivered hereunder and thereunder;
(v)    to the Seller, each of the certificates and documents referred to in Section 7.2 hereof; and
(vi)    to the Seller, such other documents, instruments and certificates, as the Seller may reasonably request, which are necessary to effectuate the Transactions.

SECTION 2.	REPRESENTATIONS AND WARRANTIES OF SELLER.
The Seller hereby represents and warrants, to and for the benefit of the Purchaser, that all of the statements contained in this Section 3 are true and complete as of the date of this Agreement and as of the Closing Date, as follows:
2.1    Due Organization; Subsidiaries.
(a)    The Seller and each of the Acquired Companies is duly organized, validly existing and in good standing under the Legal Requirements of its respective jurisdiction of incorporation. The Seller and each of the Acquired Companies has all requisite corporate or similar power and authority to own, lease, use, operate or otherwise hold its properties and assets that it purports to own, operate, use or lease and to carry on its business as now being conducted.
(b)    Except as set forth in Schedule 3.1(b), no Acquired Company has ever conducted any business under or otherwise used, for any purpose or in any jurisdiction, any fictitious name, assumed name, trade name or other name.
(c)    Each of the Acquired Companies is duly qualified and in good standing as a foreign corporation or other legal entity authorized to do business under the Legal Requirements of each jurisdiction where the character of the properties owned, leased or used by it or the nature of its activities makes such qualification necessary, except where the failure to be so qualified, in good standing or authorized would not result in a Material Adverse Effect. Schedule 3.1(c) sets forth a complete and correct list of all jurisdictions in which each of the Acquired Companies is qualified to do business.
(d)    Schedule 3.1(d) accurately sets forth (i) the names of the members of each of the Acquired Companies’ board of directors or other governing body, (ii) the names of the members of each committee, if any, of each of the Acquired Companies’ board of directors or other governing body, (iii) the names and titles of each of the Acquired Companies’ officers, (iv) the names of all attorneys-in-fact of each of the Acquired Companies, and (v) the names of the independent auditors of each of the Acquired Companies, if any. With respect to the El Salvador OldCos, the appointment of their respective fiscal and external auditors has been notified to and filed with the applicable Governmental Authorities as required by applicable Legal Requirements. Luis Angel Rodriguez, in his capacity as current or former General Manager of PEJN or

PEBR, does not have any claim for compensation or any other amounts against any of the Acquired Companies.
(e)    None of the Acquired Companies nor any of their respective shareholders or other equity holders has ever approved, or commenced any proceeding or made any election contemplating, the dissolution or liquidation of any of the Acquired Companies or the winding up or cessation of any of the Acquired Companies’ business or affairs.
(f)    Schedule 3.1(f) sets forth a list of all of the Subsidiaries of CAM and the jurisdiction of incorporation or organization of each such Subsidiary, as well as each other Entity in which any of the Acquired Companies holds an Equity Interest. Except as set forth on Schedule 3.1(f), the Acquired Companies have no Subsidiaries, and none of the Acquired Companies has ever owned, beneficially or otherwise, any shares or other Equity Interests of, or any direct or indirect interest of any nature in, any Entity. Prior to the Closing, KH and MD will divest themselves of all Equity Interests in GTSK, and from and after the Closing, neither the Purchaser nor any Acquired Company will have any Liabilities as a result of or arising from the ownership of Equity Interests in or operation of GTSK. Neither PEBR nor PEJN have had any business activities or operations and neither PEBR nor PEJN have any Liabilities.
(g)    Schedule 3.1(g) sets forth a true and complete description of the restructuring process involving the Acquired Companies and their predecessors and other Persons comprising the Guateprenda/MaxiEfectivo group (the “Company Restructuring Process”). The Company Restructuring Process has been effectuated in compliance with all applicable Legal Requirements. The Company Restructuring Process does not constitute a transfer or sale of an “empresa mercantil” or similar sale of a business under applicable Legal Requirements in the respective jurisdiction of transfer or sale. No franchises have ever been granted by any of the Acquired Companies or any predecessor entity. All transfers of assets, properties and Contracts in the Company Restructuring Process were duly authorized, executed and delivered by both parties to the applicable transfer document, and constitute valid and enforceable transfers.
(h)    None of the Acquired Companies has entered into any Contract to confer any decision-making, management or operating rights to any other Person with respect to any of the Acquired Companies or any of their respective businesses, including in the form of any option, warrant, voting trust or other written or unwritten agreement of any nature whatsoever.
2.2    Organizational Documents. The Seller has delivered to the Purchaser true, accurate and complete copies of each of the Acquired Companies’ Organizational Documents presently in effect. There has not been any violation of any of the provisions of the Acquired Companies’ Organizational Documents or of any resolution adopted by any of the Acquired Companies’ shareholders, members or partners’ boards of directors (or similar body) or any committee of the boards of directors (or similar body).
2.3    Capitalization.
(a)    The maximum number of shares CAM is authorized to issue is 50,000 ordinary shares of a single class with a par value of US$1.00 each, all of which are issued and outstanding and owned by the Seller, and no other Equity Interests in CAM are authorized, issued or outstanding. Schedule 3.3(a) sets forth the authorized capital stock, par value, and number of shares or other Equity Interests outstanding and the owner of such shares or other Equity Interests for each Acquired Company other than CAM. The Seller is the wholly-owned Subsidiary of New Design Foundation, a private interest foundation organized and existing under the laws of the Republic of Panama (“New Design”).

(b)    The Seller is the sole owner of and has good and valid title, beneficially and of record, to the Purchased Shares, free and clear of any and all Encumbrances, and the Purchaser will acquire at the Closing, good and valid title to all of the Purchased Shares, free and clear of any and all Encumbrances.
(c)    [Intentionally Omitted.]
(d)    CAM, or such other Acquired Company as identified on Schedule 3.3(d), has good and valid title, beneficially and of record, to the Subsidiary Interests, free and clear of any and all Encumbrances, and the Purchaser will indirectly acquire at the Closing, good and valid title to the Subsidiary Interests, free and clear of any and all Encumbrances.
(e)    All the Equity Interests in the Acquired Companies, including all of the Purchased Shares and the Subsidiary Interests (i) have been duly authorized and validly issued, (ii) are fully paid and non‑assessable, and (iii) have been issued in compliance in all material respects with all applicable Legal Requirements.
(f)    None of the Seller, the Acquired Companies, nor their respective Subsidiaries, directors or officers, nor to the Knowledge of the Seller, their respective employees, agents or other Persons acting on their behalf, is a Sanctions Target.
(g)    There is no:
(i)    outstanding subscription, option, call, warrant, pre-emptive rights (other than those set forth on Schedule 3.3(g)), subscriptions or other rights (whether or not currently exercisable), convertible securities, agreements, arrangements or commitments of any character, to acquire any shares of the capital stock or other Equity Interests of any of the Acquired Companies;
(ii)    obligation of the Seller or any Acquired Company to grant, extend or enter into any such option, call, warrant, subscription or other right, convertible security, agreement, arrangement or commitment;
(iii)    outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other Equity Interest of any of the Acquired Companies;
(iv)    Contract under which any of the Acquired Companies is or may become obligated to sell or otherwise issue any shares of its capital stock or Equity Interests;
(v)    condition or circumstance that may directly or indirectly give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other Equity Interest of any of the Acquired Companies; or
(vi)    outstanding contractual obligations of the Seller or any of the Acquired Companies to repurchase, redeem or otherwise acquire any shares or other Equity Interests of the Acquired Companies. Neither the Seller nor any Acquired Company has agreed to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any other Entity.
2.4    Seller Authority; Binding Nature of Agreements. The Seller and each Related Party has the absolute and unrestricted right, power, capacity and authority to execute, deliver and perform its obligations under this Agreement and each of the other Transactional Agreements to which the Seller or

Related Party is or will become a party. The execution, delivery and performance by the Seller or each Related Party of this Agreement and each of the other Transaction Agreements to which the Seller or such Related Party is or will be a party have been duly authorized by all necessary action on the part of the Seller or such Related Party, as the case may be. This Agreement and each of the other Transactional Agreements to which the Seller and each Related Party is or will be a party has been duly executed and delivered by the Seller or such Related Party, and constitutes the legal, valid and binding obligation of the Seller or such Related Party, enforceable against the Seller or such Related Party in accordance with its terms, except as enforceability thereof may be limited by bankruptcy, insolvency, or other similar Legal Requirements now or hereafter in effect relating to creditors’ rights generally, by general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity) or, in the case of Section 5.6(a), by any applicable Honduras law that may limit the enforceability of non-competition or non-solicitation covenants.
2.5    Non‑Contravention; Consents.
(a)    Except as set forth in Schedule 3.5(a), neither the execution and delivery of this Agreement or any of the other Transactional Agreements by the Seller or any of the Acquired Companies, nor the consummation or performance of any of the Transactions, will directly or indirectly (with or without notice or lapse of time or both):
(i)    contravene, conflict with or result in a violation of (i) any of the provisions of the Organizational Documents of the Seller or any Acquired Company, or (ii) any resolution adopted by the Seller’s or the Acquired Companies’ shareholders, equity holders or board of directors or other governing body or any committee thereof;
(ii)    contravene, conflict with or result in a violation of, or give any Governmental Authority or other Person the right to challenge any of the Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which the Seller or any of the Acquired Companies, or any of the assets or properties owned or used by the Seller or any of the Acquired Companies, is subject;
(iii)    cause any of the Acquired Companies, the Purchaser or any Affiliate of the Purchaser to become subject to, or to become liable for the payment of, any Tax;
(iv)    contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by any of the Acquired Companies or that otherwise relates to any of the Acquired Companies’ businesses or to any of the assets or properties owned or used by any of the Acquired Companies;
(v)    contravene, conflict with or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify any Material Contract; or
(vi)    result in the imposition or creation of any Encumbrance upon or with respect to the Purchased Shares, Subsidiary Interests, or any of the assets or properties owned or used by any of the Acquired Companies.
(b)    Except as set forth in Schedule 3.5(b), none of the Acquired Companies or the Seller is or will be required to take any action or make any filing with or give any notice to, or to obtain any Consent from, any Person resulting from the execution and delivery of this Agreement or any of the other Transactional Agreements, or the consummation or performance of any of the Transactions.
2.6    Financial Statements. Attached hereto as Schedule 3.6 are true, correct and complete copies of: (i) such audited financial statements and other financial information for the Acquired Companies that have audited financial statements, as listed on Schedule 3.6(i), for the periods indicated on such Schedule 3.6(i) (the “Audited Financial Statements”), and (ii) such unaudited financial statements for the Acquired Companies that do not have audited financial statements and such consolidated financial statements and other financial information for the Acquired Companies, as listed on Schedule 3.6(ii), for the periods indicated on such Schedule 3.6(ii) (the financial statements referred to in clause (ii) together with the Audited Financial Statements, collectively, the “Financial Statements”).  Each of the consolidated balance sheets included in the Financial Statements (including any related notes and schedules) (x) fairly presents in all material respects the consolidated financial position of the Acquired Companies as of its date and each of the consolidated statements of income, shareholders’ equity and cash flows included in the Financial Statements (including any related notes and schedules) fairly presents in all material respects the consolidated results of operations and cash flows of the Acquired Companies for the periods then ended, and (y) were prepared in accordance with Applicable Accounting Standards, subject in the case of the unaudited financial statements to (A) the absence of footnote disclosures and other presentation items and (B) changes resulting from normal year-end adjustments. Except as set forth in the audit reports with respect to the Audited Financial Statements, such audit reports are not subject to any qualification.
2.7    Books and Records. The Equity Interest records, statutory books, minute books and other records of each of the Acquired Companies are accurate, up-to-date and complete in all material respects, and are the only such books and records of each of the Acquired Companies, and have been maintained in accordance with sound and prudent business practices. The minute books of each of the Acquired Companies contain accurate and complete records in all material respects of all meetings (including shareholder or other equity holder meetings) of, and corporate or similar action taken by, each of the Acquired Companies, the Board of Directors or similar body of each of the Acquired Companies and all committees of each such Board of Directors or similar body. True, complete and correct copies of all minute books and all share or Equity Interest registries or similar books of each of the Acquired Companies have been made available to the Purchaser, and at the Closing, the originals thereof will be delivered to the Purchaser.
2.8    Absence of Changes. Since July 31, 2017, except as set forth in Schedule 3.8: (a) there has not been any Material Adverse Effect or any event, occurrence, fact, condition, change, development or effect that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect; (b) there has not been any loss, damage or destruction to, or any interruption in the use of, any of the Acquired Companies’ material assets (whether or not covered by insurance); and (c) none of the Acquired Companies has taken any of the actions of a type referred to in Section 5.1 below.
2.9    Title to Assets.
(a)    Schedule 3.9(a) sets forth a true and correct list and brief description of each item of machinery, equipment, furniture, fixtures and other tangible personal property owned, leased or used by each of the Acquired Companies having a book value per item in excess of US$10,000.00 (the “Machinery and Equipment”).
(b)    Except as set forth in Schedule 3.9(b), each of the Acquired Companies owns and has good, valid and marketable title, free and clear of any and all Encumbrances (other than Permitted Encumbrances) to the Machinery and Equipment shown on Schedule 3.9(a) as owned by such Acquired

Company and to all the machinery, equipment, furniture, fixtures, Inventory, receivables and other tangible or intangible personal property reflected on the balance sheets included in the Financial Statements and all such property acquired since the date thereof, except for sales and dispositions in the Ordinary Course of Business since such date. None of the Encumbrances (if any) listed on Schedule 3.9(b) adversely affects the value of any of the items of personal property to which it relates in any material respect or interferes with its use in the conduct of business of any of the Acquired Companies.
(c)    Except as set forth in Schedule 3.9(c), each of the Acquired Companies holds good and transferable leaseholds in all of the Machinery and Equipment shown on Schedule 3.9(a) as leased by such Acquired Company, in each case under valid and enforceable leases.
(d)    The Machinery and Equipment and other personal property now owned, leased or used by the Acquired Companies (i) is sufficient and adequate to carry on their respective businesses as presently conducted and all items thereof are in good operating condition and repair (subject to normal wear and tear) and (ii) are recorded in the Financial Statements in accordance with Applicable Accounting Standards.
2.10    Bank Accounts; Indebtedness.
(a)    Schedule 3.10(a) accurately sets forth: (1) with respect to each safe deposit box, checking account, securities account, or other account of any nature (an “Account”) maintained by or for the benefit of each of the Acquired Companies at any bank, trust company, savings and loan association or other financial institution, (i) the name and location of the institution at which an Account is maintained; (ii) the name in which such Account is maintained and the account number of such Account; (iii) the current balance in such Account as of three (3) Business Days prior to the date of this Agreement; and (iv) the names of all individuals authorized to draw on or make withdrawals from such Account; and (2) the approximate balance of the cash drawers of each Acquired Company as of the date of this Agreement.
(b)    Schedule 3.10(b) accurately sets forth the outstanding amount of all Indebtedness of the Acquired Companies as of the Effective Date, which Schedule 3.10(b) will be updated by the Seller one Business Day prior to Closing to accurately set forth the Indebtedness of the Acquired Companies as of Closing. Upon the payment of the Closing Company Indebtedness as provided in Section 1.6 above, all Closing Company Indebtedness will be paid in full and all Encumbrances relating to such Closing Company Indebtedness will be released and of no further force and effect.
2.11    The Business of the Acquired Companies.
(a)    All accounts and notes receivable of the Acquired Companies have arisen from bona fide transactions in the Ordinary Course of the Business and are payable on ordinary trade terms. To the Knowledge of the Seller, all accounts and notes receivable of the Acquired Companies reflected on the Financial Statements are good and collectible at the aggregate recorded amounts thereof, net of any applicable reserve for returns or doubtful accounts reflected thereon, which reserves are adequate and were calculated in a manner consistent with past practice and in accordance with Applicable Accounting Standards consistently applied. To the Knowledge of the Seller, all accounts and notes receivable arising after July 31, 2017 are good and collectible in the Ordinary Course of Business at the aggregate recorded amounts thereof, net of any applicable reserve for returns or doubtful accounts, which reserves are adequate and were calculated in a manner consistent with past practice and in accordance with Applicable Accounting Standards consistently applied. To the Knowledge of the Seller, none of the accounts or the notes receivable of any of the Acquired Companies are subject to any defenses, setoffs or counterclaims.

(b)    Each pawn loan, loan agreement, collateral service agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, warranties, guarantees and interest-bearing assets) payable to or in favor of any Acquired Company (collectively, the “Loans”) (i) is a lawful, bona-fide, third-party, arm’s length transaction, evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Encumbrances and security interests which have been perfected, including perfection by possession of the collateral associated with such Loan, and (iii) to the Knowledge of the Seller, is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity). All Loans originated by any Acquired Company, and all such Loans purchased by any Acquired Company, were made or purchased in accordance with customary lending standards of the Acquired Company, as applicable. All such Loans (and any related guarantees and service agreements) and payments and fees due thereunder have been and will be in compliance with all Legal Requirements at Closing, and on the Closing Date will be, free and clear of any and all Encumbrances. Each of the Acquired Companies has maintained a complete and accurate record of the amount loaned, the lawful finance charge to accrue thereon, renewals or extensions if any, and an accurate description of the pledged goods as required by applicable Legal Requirements. The daily transactions of each of the Acquired Companies as recorded on their books, records and computer systems are true and accurate in all material respects. All pawn collateral of any of the Acquired Companies is stored and held in the possession and on the premises of the pawnshops or warehouse and protected by adequate security measures.
(c)    There are no material inconsistencies in the brochures, letters of offer, Loans, and other literature and materials (collectively, the “Loan Documents”) provided by any Acquired Company to its borrowers in respect of the terms and conditions of the loans and other financial assistance offered by the Acquired Company (including the latest interest rates) and the loan agreements and other financing documents entered into by the Acquired Company and its borrowers in relation thereto. Each Acquired Company makes and has at all times in the past made true, complete and accurate disclosure of all material terms and conditions of the Loans and other financial assistance offered by the Acquired Company to the borrowers in accordance with all applicable Legal Requirements.
(d)    No Acquired Company has entered into any Contract or other arrangement for the securitization of its assets or properties.
(e)    Each Acquired Company maintains a system of internal accounting controls sufficient to provide assurance that (i) receipts and expenditures are executed in accordance with management of such Acquired Company’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with Applicable Accounting Standards, to maintain asset accountability and to provide reasonable assurance regarding the reliability of financial reporting; (iii) access to assets is permitted only in accordance with management of such Acquired Company’s general or specific authorization; (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate actions are taken with respect to any differences; (v) unauthorized acquisition, use or disposition of assets is prevented; (vi) such Acquired Company’s books and records accurately and fairly reflect in reasonable detail the transactions and disposition of the assets of such Acquired Company; and (vii) accounts, notes and other receivables and Inventory are recorded accurately, and proper and adequate procedures are implemented to collect such accounts, notes and receivables on a timely basis. There are no significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect any Acquired Company’s ability to record, process, summarize and report financial information. To the Knowledge of the Seller, no Acquired Company or any Representative of any Acquired Company has received or otherwise had or obtained Knowledge of (a) any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies, or methods of any Acquired Company or the internal accounting controls of any Acquired Company, including any complaint, allegation, assertion or claim that any Acquired Company has engaged in questionable accounting or auditing practices; or (b) any fraud, whether or not material, that involves any Acquired Company’s management or any other employee of any Acquired Company who has a significant role in the internal controls of any Acquired Company.
(f)    Except as set forth in Schedule 3.11(f), there is no Legal Requirement binding upon any Acquired Company or the Seller or, to the Knowledge of the Seller, threatened that has or could reasonably be expected to have the effect of materially restricting, prohibiting or impairing the conduct or any business practice of any Acquired Company or its business after Closing.
(g)    The Pawn Loan Balance of the Acquired Companies is, and will be at the Closing, equal to or greater than US$12,365,135.00.
2.12    Absence of Undisclosed Liabilities. Except as set forth on Schedule 3.12, no Acquired Company has any Liability which is not reflected or reserved against on the respective balance sheets of such Acquired Company included in the Financial Statements, other than those Liabilities incurred after August 31, 2017 in the Ordinary Course of Business.
2.13    Real Property.
(a)    No Acquired Company owns any real property. Schedule 3.13(a) sets forth a true and complete list of all real property or other interests in real property leased, subleased or used by each Acquired Company, including the address, sublandlord (or only if not subleased, landlord), tenant, and monthly rent payable with respect thereto. Without limiting the foregoing, none of the Acquired Companies has any interest in any land situated in the British Virgin Islands and no Acquired Company is a “land owning company” for the purposes of Section 242(5) of the BVI Business Companies Act, 2004 (as amended).
(b)    Except as set forth on Schedule 3.13(b), each of the Acquired Companies has good and valid leaseholds in all real estate shown in Schedule 3.13(a) as leased or subleased by it. Each lease or sublease of real property identified in Schedule 3.13(a) (each, a “Real Property Lease”) is, and following the consummation of the Transactions will be, valid, binding and enforceable and in full force and effect against the respective Acquired Company and to the Knowledge of the Seller against the respective landlord, and, except as set forth in Schedule 3.5(b), contains no provision relating to change in control, or other terms that will become applicable or inapplicable upon such consummation. Each Real Property Lease that has expired or requires renewal prior to the Closing has been renewed, substituted with a new lease or is in the process of being renewed (and such renewals will be obtained by the Seller), including those set forth on Schedule 3.13(b). Each Real Property Lease that is a sublease is in compliance with the master lease agreement or usufruct agreement applicable to such sublease, except for the failure to obtain the written authorizations to sublease set forth on Schedule 3.13(b), all of which are in the process of being obtained and will be obtained either before or after Closing. None of the Acquired Companies is in breach of or default (and no event has occurred which, with due notice or lapse of time or both, may constitute such a breach or default) under any Real Property Lease, and to the Knowledge of the Seller, the other party to each Real Property Lease is not breach of or default thereof. No party to any Real Property Lease has given any of the Acquired Companies written notice of or made a claim with respect to any breach or default. None of the property subject to a Real Property Lease is subject to any sublease, license or other agreement by any of the Acquired Companies granting to any other Person any right to the use, occupancy or enjoyment of such property or any portion thereof, except where such sublease, license or other agreement would not adversely affect the use, occupancy or enjoyment of such real property as it is currently being used, occupied or enjoyed. The Seller has delivered to Purchaser true and correct copies (including all amendments) of all Real Property Leases.
(c)    To the Knowledge of the Seller, the plumbing, electrical, heating, air conditioning, elevator, ventilating and all other mechanical or structural systems for which any Acquired Company is responsible under the Real Property Leases in the buildings or improvements are in good working order and condition, and the roof, basement and foundation walls of such buildings and improvements for which any Acquired Company is responsible under said Real Property Leases are in good condition and free of leaks and other material defects.
2.14    Intellectual Property.
(a)    Schedule 3.14(a) sets forth (i) a complete and accurate list of all Registered Company IP indicating for each such item, as applicable, the application or registration number, date and jurisdiction of filing or issuance, and the identity of the current applicant or registered owner, (ii) a complete and accurate list of all other Company IP, and (iii) the Acquired Company that owns, uses or licenses such Company IP. No Acquired Company owns any Software.
(b)    Each item of Company IP is either: (i) owned solely by the Acquired Company identified on Schedule 3.14(a), free and clear of any and all Encumbrances, or (ii) rightfully used and authorized for use by the Acquired Company identified on Schedule 3.14(a) pursuant to a valid and enforceable written license, all of which rights will survive unchanged the consummation of the Transactions. The Acquired Companies have all rights, title and interest in the trademarks and other Company IP necessary to conduct their respective businesses, and there is no other Intellectual Property that is material to or necessary for the operation of their respective businesses as such businesses are presently conducted. The Software used by each Acquired Company is, or will be at Closing, used by such Acquired Company pursuant to a valid license agreement between the licensors of such Software and such Acquired Company, including shrink-wrap licenses for off-the-shelf Software.
(c)    The Company IP is (i) valid, subsisting and enforceable, (ii) currently in material compliance with any and all Legal Requirements necessary to maintain the validity and enforceability thereof, and (iii) not subject to any outstanding Order or Contract materially impairing, restricting or otherwise adversely affecting any Acquired Company’s use or licensing thereof or rights thereto, or that would materially impair the validity or enforceability thereof. The Registered Company IP has been duly registered with, filed in or issued by, as the case may be, the appropriate registries.
(d)    Except as specified on Schedule 3.14(d): (i) to the Knowledge of the Seller, no Acquired Company nor the Company IP infringes, misappropriates, or violates the Intellectual Property rights of any third party; (ii) to the Knowledge of the Seller, no third party is infringing, violating or misappropriating any Company IP that is owned by any Acquired Company; (iii) no Acquired Company nor the Seller has received any complaint, assertion, threat or allegation of any Proceeding of any nature, nor is any Proceeding of any nature pending, involving or alleging infringement, dilution, misappropriation, or other unauthorized use (x) by any Acquired Company of any Intellectual Property of any other Person or (y) by any other Person of any Company IP that is owned by any Acquired Company; and (iv) there is no Proceeding pending, asserted or, to the Knowledge of the Seller, threatened (A) against any Acquired Company concerning the ownership, validity, registerability, enforceability or use of, or licensed right to use, any Intellectual Property, or (B) contesting, challenging or seeking to deny or restrict the ownership, validity, registerability or enforceability of, or of any Acquired Company’s right to use, any Company IP.

(e)    Each Acquired Company has taken commercially reasonable measures to maintain the confidentiality and value of all trade secrets and other confidential information used or held for use in connection with the operation of its respective business. Each Acquired Company has, with respect to the collection, use and maintenance of personally identifiable information, (i) complied with all applicable privacy Legal Requirements of each of the countries where it operates and (ii) complied in all material respects with all applicable privacy policies, copies of which have been delivered to the Purchaser.
(f)    The Company IT Assets are adequate for, and operate and perform in all material respects as required in connection with, the operation of the businesses of the Acquired Companies. The Company IT Assets have not materially malfunctioned or failed within the past two (2) years and to the Knowledge of the Seller, do not contain any viruses, worms, trojan horses, bugs, faults or other devices, errors, contaminants or effects that (i) significantly disrupt or adversely affect the functionality of any Company IT Assets or other Software or systems, except as disclosed in their documentation, or (ii) enable or assist any Person to access without authorization any Company IT Assets. Each Acquired Company has implemented reasonable backup, security and disaster recovery technology consistent with industry practices, and to the Knowledge of the Seller, no Person has gained unauthorized access to any Company IT Assets.
(g)    Schedule 3.14(g) lists each Company IP Agreement. Each Company IP Agreement is valid and binding, in full force and effect against the Acquired Companies and to the Knowledge of the Seller is enforceable by the Acquired Company that is a party thereto in accordance with its terms. The Seller has delivered to the Purchaser true and complete copies of all Company IP Agreements. Each Acquired Company and, to the Knowledge of the Seller, each other party to the Company IP Agreements have performed in all material respects all respective obligations required to be performed by them to the date hereof under the Company IP Agreements and are not, and are not alleged in writing to be (with or without notice, the lapse of time or both), in breach thereof or default thereunder. Neither the execution of this Agreement nor the consummation of any of the Transactions will constitute a default under, give rise to cancellation rights under, or otherwise adversely affect any of the rights of any Acquired Company under any Company IP Agreement.
2.15    Contracts.
(a)    Schedule 3.15(a) lists each of the following Contracts to which any Acquired Company is a party, by which any of its assets may be bound or affected (collectively, the “Material Contracts”):
(i)    any supply, broker, distributor, dealer, franchise, agency, sales or purchase, sales promotion, marketing, management, consulting or advertising Contract involving aggregate annual payments to or from any Acquired Company of more than US$50,000.00;
(ii)    any Contract involving Loans (other than pawn loans or collateral service agreements);
(iii)    any Contract relating to or evidencing Indebtedness of any Acquired Company, including mortgages, other grants of security interests, guarantees, trust agreements and notes;
(iv)    any Contract pursuant to which any Acquired Company has made any capital contribution or other investment in, or assumed any liability or obligation of, any Person (excluding for this purpose any other Acquired Company);
(v)    any Contract with any Governmental Authority;

(vi)    any Labor and Employment Agreement that involves an aggregate future liability in excess of US$25,000.00;
(vii)    any Contract that limits, or purports to limit, the ability of any Acquired Company to compete in any line of business or with any Person or in any geographic area or during any period of time, or that restricts the right of any Acquired Company to sell to or purchase from any Person or to solicit or hire any Person, or that grants the other party or any third person “most favored nation” status;
(viii)    any Contract containing a change in control provision relating to the Acquired Companies;
(ix)    any Contract containing a retention bonus provision;
(x)    any Contract providing for indemnification to or from any Person with respect to liabilities relating to any current or former business of any Acquired Company or any predecessor Person;
(xi)    any Contract relating in whole or in part to any Intellectual Property;
(xii)    any joint venture, shareholders, partnership, merger, asset or stock purchase or divestiture Contract;
(xiii)    any Contract for the purchase of any debt or equity security or other ownership interest of any Person, or for the issuance of any debt or equity security or other ownership interest, or the conversion of any obligation, instrument or security into debt or equity securities or other ownership interests of, any Acquired Company;
(xiv)    any Contract that results in any Person holding a power of attorney from any Acquired Company;
(xv)    any Contract that has the effect of restricting, prohibiting or impairing the conduct or any business practice of any Acquired Company or its business;
(xvi)    any Contract with respect to gold refining or gold scrapping;
(xvii)    any Contract relating to the settlement of any Proceeding; and
(xviii)    any other Contract, whether or not made in the Ordinary Course of Business that (A) involves a future or potential liability or receivable, as the case may be, in excess of US$50,000.00 on an annual basis or in excess of US$100,000.00 over the Contract term, and (B) has a term greater than one year and cannot be cancelled by any Acquired Company without penalty or further payment and without more than ninety (90) days’ notice.
(b)    Except as set forth in Schedule 3.15(b), each Material Contract is, and following the consummation of the Transactions will continue to be, legal under applicable Legal Requirements, valid, binding, enforceable and in full force and effect, and each Acquired Company has complied with all applicable Legal Requirements during the process of negotiation and execution of each Material Contract. No Acquired Company is and, to the Knowledge of the Seller, no other party is in breach or default, or has repudiated any provision, of any such Material Contract and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification or acceleration under any such Contract.

The Seller has delivered to the Purchaser true and correct copies of each Material Contract, including all amendments thereto. None of the Acquired Companies are or will be obligated to pay any amounts with respect to the “Contrato de Prestación de Servicios de Diseño y Dessarrollo de Sistema” between Solvex Dominicana, S.R.L. and TRI, or the termination or cancellation thereof.
2.16    Compliance with Legal Requirements. Except as set forth in Schedule 3.16:
(a)    each of the Acquired Companies is in compliance with each Legal Requirement that is applicable to it or to the conduct of its business or the ownership or use of any of its assets;
(b)    each of the Acquired Companies has been in compliance in all material respects with each Legal Requirement that is or was applicable to it or to the conduct of its business or the ownership or use of any of its assets;
(c)    to the Knowledge of the Seller, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) constitute or result in a material violation by any of the Acquired Companies of, or a failure on the part of any of the Acquired Companies to comply in all material respects with, any Legal Requirement;
(d)    none of the Acquired Companies has received, at any time, any notice or other communication (in writing or otherwise) from any Governmental Authority (including, for the avoidance of doubt, any consumer protection agency) or any other Person regarding (i) any actual, alleged, possible or potential violation of, or failure to comply with, any Legal Requirement, or (ii) any actual, alleged, possible or potential obligation on the part of the Acquired Companies to pay any fine or penalty or undertake, or to bear all or any portion of the cost of, any corrective or response action of any nature;
(e)    in furtherance of and without limiting any of the foregoing, each Acquired Company has materially complied with all applicable Legal Requirements which govern consumer protection, consumer complaints, the origination, administration, servicing and collection of extensions of credit, and the origination, administration, servicing and collection of consumer credit, as well as all collection, usury, truth-in-lending and other Legal Requirements (including Sanctions and Anti-Terrorism Laws to the extent applicable) relating to foreclosure, repossession and other similar exercises of remedies against collateral or other property of obligors. Each loan account of each Acquired Company has been maintained, billed, collected and serviced by such Acquired Company and its agents in material compliance with all applicable Legal Requirements;
(f)    no Acquired Company is a party to any Contract with a Sanctions Target;
(g)    the Seller, Acquired Companies and their respective Subsidiaries (i) are, have been and conducted their operations in compliance with the Anti-Corruption Laws and Sanctions and Anti-Terrorism Laws (to the extent applicable); and (ii) are not and have not been, to their Knowledge, under a formal administrative, civil or criminal investigation or received notice from or made a voluntary disclosure to any Governmental Authorities regarding a violation of any Anti-Corruption Laws and Sanctions and Anti-Terrorism Laws (to the extent applicable);
(h)    neither the Seller, Acquired Companies and their respective Subsidiaries, nor their respective directors, officers, employees, agents or other Persons acting on behalf of the foregoing: (i) conduct or have conducted any business or engages or engaged in making or receiving any contribution of funds, goods or services to or for the benefit of any Sanctions Target or Person that would violate Anti-Corruption Laws and Sanctions and Anti-Terrorism Laws (to the extent applicable); (ii) deal in, dealt in or otherwise engage or engaged in, any transaction related to, any property or interests in property blocked pursuant to any Sanctions and Anti-Terrorism Laws (to the extent applicable); (iii) engage or engaged in, conspire or conspired to engage in, any transaction that evades, evaded, avoids or avoided, has or had the purpose of evading or avoiding, or attempts or attempted to violate, any Anti-Corruption Laws or Sanctions and Anti-Terrorism Laws (to the extent applicable); or (iv) have authorized or taken any action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any Government Official to influence official action or secure an improper advantage or that would otherwise constitute a violation of Anti-Corruption Laws (to the extent applicable);
(i)    the Seller, the Acquired Companies and their respective Subsidiaries, directors and officers, and to the Knowledge of the Seller, their respective employees, agents and other Persons acting on behalf of the Seller and the Acquired Companies, have not directly or indirectly, funded or facilitated any activities of or business with any Person that, at the time of such funding or facilitation, is a Sanctions Target or that in any other manner will result in a violation by any party to this Agreement the Anti-Corruption Laws and Sanctions and Anti-Terrorism Laws (to the extent applicable).
(j)    the Seller, Acquired Companies and their respective Subsidiaries have instituted and maintain policies and procedures designed to ensure continued compliance with the Anti-Corruption Laws and Sanctions and Anti-Terrorism Laws (to the extent applicable);
(k)    no Proceeding involving an Acquired Company with respect to Sanctions and Anti-Terrorism Laws is pending or, to the Knowledge of the Seller, threatened;
(l)    there have been no false or fictitious entries made in the books or records of any Acquired Company relating to any offer, payment, promise to pay, or authorization of the payment of any money, or offer, gift, promise to give, or authorization of the giving of anything of value, including any bribe, kickback or other illegal or improper payment, and no Acquired Company has established or maintained a secret or unrecorded fund;
(m)    each Acquired Company is in compliance, and has been in compliance in all material respects, with all Legal Requirements with respect to employer substitution, labor and employment and social security matters, and each Acquired Company complies in all material respects, and has always complied in all material respects, with all Labor and Employment Agreements and Company Employee Plans and such Labor and Employment Agreements and Company Employee Plans comply with all provisions of all Legal Requirements;
(n)    (i) each Acquired Company has been in material compliance for the past six (6) years, and is in compliance with all Environmental Laws, including possessing all required permits, authorizations, licenses, exemptions and other Governmental Authorizations required for its operations under applicable Environmental Laws, (ii) none of the Acquired Companies has ever received any notice or other communication (in writing or otherwise) from any Governmental Authority or any other Person regarding any actual, alleged, possible or potential Liability arising from or relating to any Hazardous Material, (iii) no Person has ever commenced or, to the Knowledge of the Seller, threatened to commence any cost recovery or contribution action or other Proceeding against any of the Acquired Companies in connection with any such actual, alleged, possible or potential Liability, and (iv) to the Knowledge of the Seller, no event has occurred, and no condition or circumstance exists, that may directly or indirectly give rise to, or result in the Acquired Companies becoming subject to, any such Liability;

(o)    no Acquired Company has any successor Liability of any Person that was a part of or participated in the Company Restructuring Process as a result of any failure to comply with Legal Requirements;
(p)    PEMX has paid all fines and consumer legal expenses required in connection with all cases filed before INDECOPI prior to the Closing, including the following cases: Exp. 770-2013/PS2, Exp. 317-2014/CC1, Exp. 65-2015/PS2, Exp. 36-2011/PS0-INDECOPI LAL and Exp. 41-2011/PS0-INDECOPI-LAL; and
(q)    the Acquired Companies have complied with all applicable transfer pricing Legal Requirements in Honduras and El Salvador.
2.17    Governmental Authorizations.
(a)    Schedule 3.17(a) identifies: (i) each Governmental Authorization that is held by each of the Acquired Companies; and (ii) each other Governmental Authorization that is held by any of the Acquired Companies’ employees or independent contractors and is material to any of the businesses of the Acquired Companies. The Seller has delivered to the Purchaser accurate and complete copies of all of the Governmental Authorizations identified in Schedule 3.17(a), including all renewals thereof and all amendments thereto. Each Governmental Authorization identified or required to be identified in Schedule 3.17(a) is valid and in full force and effect.
(b)    Except as set forth in Schedule 3.17(b):
(i)    each of the Acquired Companies and its employees are in compliance, and each of the Acquired Companies and its respective employees have at all times been in compliance in all material respects, with all of the terms and requirements of each Governmental Authorization identified or required to be identified in Schedule 3.17(a);
(ii)    to the Knowledge of the Seller, no event has occurred, and no condition or circumstance exists, that might (with or without notice or lapse of time) (A) constitute or result directly or indirectly in a material violation of or a failure to comply with any term or requirement of any Governmental Authorization identified or required to be identified in Schedule 3.17(a), or (B) result directly or indirectly in the revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization identified or required to be identified in Schedule 3.17(a);
(iii)    none of the Acquired Companies has at any time received, and to the Knowledge of the Seller, no employee of the Acquired Companies has at any time received, any notice or other communication (in writing or otherwise) from any Governmental Authority or any other Person regarding (A) any actual, alleged, possible or potential violation of or failure to comply with any term or requirement of any Governmental Authorization, or (B) any actual, proposed, possible or potential revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization; and
(iv)    all applications required to have been filed for the renewal of the Governmental Authorizations required to be identified in Schedule 3.17(a) have been duly filed on a timely basis with the appropriate Governmental Authorities, and each other notice or filing required to have been given or made with respect to such Governmental Authorizations has been duly given or made on a timely basis with the appropriate Governmental Authority. Without limiting the generality of the foregoing, all permits of any of the Acquired Companies related to telecommunications that have expired or require renewal prior to the Closing have been filed for renewal or will be filed for renewal on or before the Closing Date, including those listed on Schedule 3.17(b).
(c)    Except as set forth on Schedule 3.17(c), the Governmental Authorizations identified in Schedule 3.17(a) constitute all of the Governmental Authorizations necessary (i) to enable each of the Acquired Companies to conduct its business in the manner in which its business is currently being conducted and (ii) to permit each of the Acquired Companies to own and use its assets in the manner in which they are currently owned and used. Without limiting the foregoing, no Acquired Company requires any license, approval or other Governmental Authorization to carry on its business under any “financial services legislation” (as the term is defined in the Financial Services Commission Act, 2001 (as amended) of the British Virgin Islands).
2.18    Tax Matters.
(a)    Each of the Acquired Companies has (i) duly and timely filed (or there has been duly and timely filed on its behalf) with the appropriate Governmental Authorities all Tax Returns required to be filed by it, and all such Tax Returns are true, correct and complete in all material respects, (ii) timely paid (or there has been timely paid on its behalf) all Taxes due or claimed to be due from or required to be paid by it by any Governmental Authority and (iii) established (or there has been established on its behalf) reserves on its books and records in accordance with Applicable Accounting Standards adequate for the payment of any Taxes not yet due and payable.
(b)    Since its formation, each of the Acquired Companies has not incurred any unpaid liability for Taxes other than in the Ordinary Course of Business consistent with past practice.
(c)    Each of the Acquired Companies has complied in all material respects with all applicable Legal Requirements relating to the payment and withholding of Taxes (including, but not limited to, withholding in connection with payments to employees, independent contractors, creditors, stockholders, partners or other third parties) and has, within the time and manner prescribed by Legal Requirements, withheld and paid over to the proper Governmental Authorities all amounts required to be withheld and paid over under all applicable Legal Requirements.
(d)    There are no Encumbrances for Taxes upon any assets or properties of any of the Acquired Companies except for statutory liens for Taxes not yet due.
(e)    There are no outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Tax Returns of any of the Acquired Companies.
(f)    None of the Acquired Companies has requested an extension of time within which to file any Tax Return in respect of any taxable period for which such Tax Return has not since been filed.
(g)    No jurisdiction in which any of the Acquired Companies does not file a Tax Return has made a claim that either such entity is required to file a Tax Return or pay any Taxes for such jurisdiction.
(h)    No audits or other administrative proceedings by a Governmental Authority have formally commenced or are presently pending with regard to any Taxes or Tax Returns of or including any of the Acquired Companies, and no notification has been received that such an audit or other proceeding is pending or threatened with respect to any Taxes due from or with respect to any of the Acquired Companies or any Tax Return filed by or with respect to any of the Acquired Companies.

(i)    No deficiency for any Tax has been assessed with respect to any of the Acquired Companies which has not been paid in full.
(j)    No power of attorney which is currently in force has been granted by or with respect to any of the Acquired Companies with respect to any matter relating to Taxes.
(k)    Within the twenty-four (24) months preceding the Effective Date, none of the Acquired Companies has changed any method of accounting, received a ruling from any taxing authority or signed an agreement with any taxing authority which could affect the Purchaser, any of the Acquired Companies or any of the Purchaser’s Subsidiaries after the Closing Date.
(l)    None of the Acquired Companies is a party to, bound by, or has any obligation under any Tax sharing agreement, Tax indemnification agreement or similar contract or arrangement, whether written or unwritten (“Tax Indemnification Agreement”) or has any potential liability or obligation to any Person as a result of, or pursuant to, any such Tax Indemnification Agreement.
(m)    None of the Acquired Companies is or has been a member of a consolidated, combined, unitary or similar group with respect to Taxes.
(n)    None of the Acquired Companies has any Liability for any Taxes of any other Person that was a part of or participated in the Company Restructuring Process.
2.19    Employee and Labor Matters; Benefit Plans.
(a)    Schedule 3.19(a) accurately sets forth, with respect to each employee of any of the Acquired Companies (including any employee of the Acquired Companies who is on a leave of absence or on layoff status) as of three (3) Business Days prior to the Effective Date:
(i)    the name and title of such employee, such employee’s hire date, work status (i.e. full time or part time), employment location by country, the Acquired Company the employee is employed by, accrued vacation days (or other paid time off) and, to the extent such employee is on a leave of absence or layoff status, the date such status began and when it is expected to end (if at all);
(ii)    the aggregate dollar amount or its equivalent in local currency of the compensation (including wages, salary, commissions, allowances, fringe benefits, bonuses, profit-sharing payments and other payments or benefits of any type) received by such employee from the Acquired Companies with respect to services performed (x) in the year ended December 31, 2016, and (y) in the eight-month period ended August 31, 2017;
(iii)    the aggregate dollar amount of severance, “thirteenth month”, indemnification, vacation and other accrued payments owed by any Acquired Company to such employee;
(iv)    the amount of any outstanding loans made to such employee;
(v)    each Company Employee Plan in which such employee participates or is eligible to participate; and
(vi)    a description of any and all other claims which to the Knowledge of the Seller such employee has against the Acquired Companies or any of their Affiliates.

Since August 31, 2017, there has been no change in the amounts referenced in this Section 3.19(a) outside of the Ordinary Course of Business.
(b)    Schedule 3.19(b) accurately identifies each former employee of any of the Acquired Companies who is receiving or is scheduled to receive (or whose spouse or other dependent is receiving or is scheduled to receive) any severance, “thirteenth month”, indemnification, vacation, and other accrued payments from any of the Acquired Companies relating to such former employee’s employment; and Schedule 3.19(b) accurately describes such benefits.
(c)    Except as set forth in Schedule 3.19(c), there are no pending severance payments which are payable or could become payable by the Acquired Companies to any of its employees as a result of a termination of employment occurring prior to the Closing. The Seller has delivered to the Purchaser accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements, collective bargaining agreements, and other materials relating to the employment of the current and former employees of the Acquired Companies.
(d)    To the Knowledge of the Seller:
(i)    no employee listed on Schedule 3.19(d) (each such employee, a “Key Employee”) of the Acquired Companies intends to terminate his employment with any of such Acquired Companies; and
(ii)    no Key Employee of the Acquired Companies is a party to or is bound by any confidentiality agreement, exclusivity obligation, non-competition agreement, non-solicitation agreement, or other Contract (with any Person) that may have an adverse effect on: (A) the performance by such employee of any of his duties or responsibilities as an employee, officer or director of the Acquired Companies; or (B) the Acquired Companies’ ability to conduct their respective business or operations.
(e)    Schedule 3.19(e) accurately sets forth, with respect to each agent, independent contractor or consultant of any of the Acquired Companies:
(i)    the name and duties of such individual and the date as of which such individual was originally hired by any of the Acquired Companies;
(ii)    the aggregate dollar amount of the compensation (including all payments or benefits of any type) exceeding US$50,000.00 received by such independent contractor from any of the Acquired Companies with respect to services performed in 2016 or to be performed in 2017, and the current terms of compensation of such independent contractor; and
(iii)    a description of any and all other claims which to the Knowledge of the Seller such individual has against the Acquired Companies or any of their Affiliates.
(f)    Except as set forth in Schedule 3.19(f), no employee of any of the Acquired Companies is represented by any labor organization, and to the Knowledge of the Seller, there are no current union organizing activities among the employees of any of the Acquired Companies.
(g)    None of the Acquired Companies is engaged, and none has been engaged, in any unfair labor practice of any nature. There has never been any slowdown, work stoppage, labor dispute or union organizing activity, or any similar activity or dispute, affecting any of the Acquired Companies or any of its employees. There is not now pending, and to the Knowledge of the Seller, no Person has threatened to commence, any such slowdown, work stoppage, labor dispute or union organizing activity or any similar activity or dispute. To the Knowledge of the Seller, no event has occurred, and no condition or circumstance exists, that might directly or indirectly give rise to or provide a basis for the commencement of any such slowdown, work stoppage, labor dispute or union organizing activity or any similar activity or dispute. There are no actions, suits, claims, labor disputes or grievances pending or, to the Knowledge of the Seller, threatened or reasonably anticipated relating to any labor, safety, wage or discrimination matters involving any Company Employee, including, without limitation, charges of unfair labor practices, prevailing wage or other wage and hour claims, or discrimination complaints.
(h)    Schedule 3.19(h) contains complete and correct lists of all Labor and Employment Agreements and Company Employee Plans, respectively, and true and correct copies of each Labor and Employment Agreement and Company Employee Plans have been delivered to the Purchaser. As a result of the consummation of the Transactions, there will be no increase, acceleration or vesting in respect of any compensation or benefits of any Person or any payment obligation to any officer or director of any Acquired Company or any Company Employee. No Acquired Company has indicated to any Person any intention or commitment to modify or implement any Labor and Employment Agreement or Company Employee Plan. Except as set forth on Schedule 3.19(h), no Person benefiting from any Labor and Employment Agreement or Company Employee Plan is or will become entitled to post-employment benefits of any kind payable by any Acquired Company, other than those required by Legal Requirements. All contributions required to be made by any Acquired Company on or prior to the Closing Date in connection with any Labor and Employment Agreement or Company Employee Plan have been made and no Acquired Company has any unfunded liabilities pursuant to any Company Employee Plan. Each Acquired Company has adequate proof of payment of salaries and statutory employee benefits to its employees.
(i)    None of the current or former independent contractors or consultants of any of the Acquired Companies could be reclassified as an employee. The Acquired Companies never have had any third party contract labor suppliers or temporary or leased employees. No independent contractor of any of the Acquired Companies is eligible to participate in any Company Employee Plan. No employees of independent contractors have been, or will be deemed prior to the Closing to be, employees of any Acquired Company.
(j)    Except as set forth in Schedule 3.19(j), all foreign or “expat” employees of each Acquired Company (i) have the work visa or other authorization required under applicable Legal Requirements and (ii) have been approved by the appropriate Governmental Authority to the extent required by applicable Legal Requirements.
2.20    Inventory.
(a)    All Inventory of the Acquired Companies (including all Loan collateral that has not been redeemed with respect to Loans that are more than seven (7) days past due), whether or not reflected on the balance sheet of an Acquired Company, consists of a quality and quantity merchantable and salable or usable in the Ordinary Course of Business of each Acquired Company.
(b)    The Inventory Valuation of the Acquired Companies is, and will be at Closing, equal to or greater than US$2,873,895.00.
2.21    Insurance. Schedule 3.21 contains a list (including the names and addresses of the insurers, the name of the Persons to whom the policies have been issued, the expiration dates thereof, the annual premiums and payment terms thereof, whether it is a “claims made” or an “occurrence” policy and a brief description of the interest insured thereby) of all insurance policies maintained by or for the benefit of any of the Acquired Companies. All such policies are in full force and effect, and all premiums due thereon have been paid. Each Acquired Company has complied in all material respects with the terms and provisions of such policies. The insurance coverage provided by such policies is adequate and suitable for the business of each Acquired Company. No Acquired Company has received notice that any insurer under any policy referred to in this Section 3.21 is denying liability with respect to a claim thereunder or defending under a restriction of rights clause.
2.22    Related Party Transactions.
(a)    Except as set forth in Schedule 3.22(a):
(i)    no Related Party has any direct or indirect interest of any nature in any material asset used in or otherwise relating to the business of any of the Acquired Companies;
(ii)    no Related Party is indebted to any of the Acquired Companies;
(iii)    no Related Party has any direct or indirect financial interest in any Contract, transaction or business dealing of any nature involving any of the Acquired Companies; and
(iv)    no Related Party is competing, directly or indirectly, with any of the Acquired Companies in any market served by any of the Acquired Companies.
(b)    Schedule 3.22(b) sets forth all Related Party Indebtedness as of the Effective Date, which Schedule 3.22(b) will be updated by the Seller three (3) Business Days prior to Closing to accurately set forth the Closing Related Party Indebtedness. Upon the payment of the Closing Related Party Indebtedness as provided in Section 1.6 above, all Closing Related Party Indebtedness will be paid in full and all Encumbrances relating to such Closing Related Party Indebtedness will be released and of no further force and effect.
(c)    Schedule 3.22(c)(i) sets forth all payments (other than Excluded Payments) that have been made by CAM to KH or MD; by the Seller and/or any of its shareholders to KH or MD; or by the Seller and/or any of its shareholders to CAM. Schedule 3.22(c)(ii) sets forth all payments (other than Excluded Payments) that have been made by KH or MD to CAM; by KH or MD to the Seller and/or any of its shareholders; or by CAM to the Seller and/or any of its shareholders.
2.23    Proceedings; Orders.
(a)    Except as set forth in Schedule 3.23(a), there is no pending Proceeding, and, to the Knowledge of the Seller, no Person has threatened to commence any Proceeding: (i) by or against any of the Acquired Companies; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the Transactions. Schedule 3.23(a) also sets forth a true and complete list of any Proceeding of the type described in subsection (i) or (ii) above that although no longer pending or threatened has been settled within the one (1) year period prior to Closing.
(b)    The Seller has delivered to the Purchaser true, accurate and complete copies of all pleadings, correspondence and other written materials to which any of the Acquired Companies has access that relate to the Proceedings identified in Schedule 3.23(a).
(c)    There is no Order to which any of the Acquired Companies, or any of the material assets, business or properties owned or used by any of the Acquired Companies, is subject; and the Seller is not subject to any Order that relates to any of the Acquired Companies’ business or to any of the material assets, business or properties owned or used by any of the Acquired Companies.
(d)    To the Knowledge of the Seller, no officer or Key Employee of any of the Acquired Companies is subject to any Order that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to any of the Acquired Companies’ business.
(e)    To the Knowledge of the Seller, there is no proposed Order applicable to any of the Acquired Companies or the Seller that, if issued or otherwise put into effect, (i) may have an adverse effect on any of the Acquired Companies’ business, condition, assets, liabilities, operations, financial performance, net income or prospects (or on any aspect or portion thereof) or on the ability of any of the Acquired Companies or the Seller to comply with or perform any covenant or obligation under any of the Transactional Agreements, or (ii) may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the Transactions.
2.24    Certain Fees. The Seller will pay all legal fees and disbursements, brokerage commissions, finder’s fees or similar commissions or fees incurred by, or owed to third parties retained by, the Seller or any of the Acquired Companies, or which the Seller or any of the Acquired Companies have agreed or become obligated to pay, in connection with any of the Transactions, and no such fees, disbursements or commissions will be the responsibility of the Acquired Companies. The Seller will promptly reimburse the Acquired Companies for all such fees, disbursements or commissions that may incurred by any of the Acquired Companies.
2.25    [Intentionally Omitted.]
2.26    Disclosure Schedules. Each exception set forth in the Disclosure Schedules and each other response to this Agreement set forth in the Disclosure Schedules is identified by reference to, or has been grouped under a heading referring to, a specific individual section or subsection of this Agreement and will only be deemed disclosed with respect to the specific individual section or subsection of this Agreement to which it has been identified by reference to or otherwise refers.

SECTION 3.	REPRESENTATIONS AND WARRANTIES OF PURCHASER.
The Purchaser hereby represents and warrants, to and for the benefit of the Seller, that all of the statements contained in this Section 4 are true and complete as of the date of this Agreement and as of the Closing Date, as follows:
3.1    Organization. The Purchaser is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware.
3.2    Acquisition of Shares. The Purchaser is acquiring the Purchased Shares for investment purposes only, and is not acquiring the Purchased Shares with the current intention of making a public distribution thereof.
3.3    Authority; Binding Nature of Agreements. The Purchaser has the absolute and unrestricted corporate power and authority to execute, deliver and perform its obligations under this Agreement and each of the other Transactional Agreements to which the Purchaser is or will be a party. The execution, delivery and performance by the Purchaser of this Agreement and each of the other Transactional Agreements to which the Purchaser is or will be a party have been duly authorized by all necessary corporate action on the part of the Purchaser and its board of directors. This Agreement and each of the other

Transactional Agreements to which the Purchaser is or will be a party has been duly executed and delivered by the Purchaser and constitutes the legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as enforceability thereof may be limited by bankruptcy, insolvency, or other similar Legal Requirements now or hereafter in effect relating to creditors’ rights generally or by general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).
3.4    No Conflict. Except as set forth on Schedule 4.4, neither the execution and delivery of any of the Transactional Agreements by the Purchaser, nor the consummation or performance by the Purchaser of any of the Transactions, will directly or indirectly (with or without notice or lapse of time): (i) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of the Purchaser or any material Contract to which the Purchaser is a party or by which the Purchaser or any of its material assets are bound or (ii) contravene, conflict with or result in a violation of, or give any Governmental Authority or other Person the right to challenge any of the Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which the Purchaser or its material assets are bound.
3.5    Certain Fees. The Purchaser has not agreed or become obligated to pay, and has not taken any action that might result in any Person claiming to be entitled to receive, any brokerage commission, finder’s fee or similar commission or fee in connection with any of the Transactions.

SECTION 4.	CERTAIN COVENANTS OF THE SELLER AND THE PURCHASER.
4.1    Seller Conduct of Business Prior to the Closing. Between the date of this Agreement and the Closing Date, unless the Purchaser otherwise expressly agrees in writing, the Seller will conduct, and will cause each of the Acquired Companies to conduct, the businesses of the Acquired Companies in the Ordinary Course of Business, and will use their best efforts to preserve intact the businesses of the Acquired Companies. Except as expressly set forth on Schedule 5.1, between the date of this Agreement and the Closing Date, without the prior written consent of the Purchaser, the Seller will not permit any of the Acquired Companies to:
(a)    (i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock or equity interest, (ii) repurchase, redeem or otherwise reacquire any shares of capital stock or equity interest or other securities, or (iii) issue, sell, grant or otherwise dispose of (x) any Equity Interest or any other securities of any of the Acquired Companies, (y) any option, call, warrant or right (whether or not immediately exercisable) to acquire any capital stock of any of the Acquired Companies, or (z) any security, instrument or obligation that is or may become convertible into or exchangeable for any Equity Interest or any other securities of any of the Acquired Companies;
(b)    amend its Organizational Documents or effect or be a party to any merger, consolidation, reorganization, recapitalization, reclassification of shares, stock split, combination, exchange or readjustment of shares, reverse stock split or similar transaction;
(c)    except between the Acquired Companies, make any sale, assignment, lease, transfer, abandonment or other conveyance of any of its assets or any part thereof, except transactions in accordance with the terms of existing Contracts set forth in the Disclosure Schedules to this Agreement and dispositions of Inventory or of worn-out or obsolete equipment for fair or reasonable value, in each case in the Ordinary Course of Business;
(d)    (i) make or incur any Indebtedness (except between the Acquired Companies), (ii) create, incur, assume or suffer to exist any Encumbrance upon the Shares or (iii) create, incur, assume or suffer to exist any Encumbrance (other than Permitted Encumbrances) upon the assets of any of the Acquired Companies;
(e)    (i) make any loan, capital contribution or advance to any other Person, (ii) make any cash disbursements or distributions to the Seller or any shareholder or owner or beneficiary of the Seller or any of the Acquired Companies, or (iii) incur, assume or guarantee any Indebtedness, issue any notes, bonds, debentures or other debt securities or grant any option, warrant or right to purchase any of the foregoing;
(f)    (i) establish, adopt, enter into or modify any Company Employee Plan or Labor and Employment Agreement, or (ii) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees, except as required by applicable Legal Requirements and existing Material Contracts;
(g)    enter into or bind any of the Acquired Companies or any of their respective assets by any Contract that is a Material Contract;
(h)    forgive any Indebtedness or otherwise release or waive any right or claim;
(i)    discharge any Encumbrance or discharge or pay any Indebtedness;
(j)    change any of its methods of accounting or accounting practices in any respect;
(k)    make or commit to make any material capital expenditure;
(l)    fail to keep in full force and effect insurance comparable in amount and scope to coverage maintained by it on the date hereof or amend any insurance policy set forth on Schedule 3.21;
(m)    without limiting (e) above, remove funds from its Accounts except in the Ordinary Course of Business or fail to maintain a minimum consolidated cash balance of the Acquired Companies equal to US$2,400,000.00;
(n)    take any action that, with the giving of notice or passage of time or both, would become an event of default under any agreement evidencing Indebtedness;
(o)    take any other action that would cause any of the representations and warranties in Section 3 of this Agreement not to remain true and correct; or
(p)    agree, commit or offer (in writing or otherwise) to take any of the actions referred to in clauses “(a)” through “(o)” above.
4.2    Covenants Regarding Information.
(a)    From the date hereof until the Closing Date, the Seller will, and will cause the Acquired Companies to (i) afford the Purchaser and its Representatives full and free access (during normal business hours) to the Representatives, properties, personnel, offices, books and records of each of Acquired Companies, including employment and compensation information reasonably requested by the Purchaser to run the businesses of the Acquired Companies after the Closing Date, provided that Purchaser and its Representatives shall not disrupt the operations of the Seller or the Acquired Companies, (ii) furnish, or cause to be furnished, to the Purchaser all financial, Tax and operating data, Contracts, commitments, documents, and other information with respect to each of the Acquired Companies and their respective businesses and personnel as the Purchaser may reasonably request, and (iii) provide timely financial information via the ERP system, including the Acquired Company EBITDA. No investigation or receipt of information pursuant to this Section 5.2(a) will affect any representation or warranty of the Seller. All information received pursuant to this Section 5.2(a) will be subject to the terms of subsection (b) below.
(b)    The Mutual Non-Disclosure Agreement dated April 2017 (the “NDA”) will remain in full force and effect and will be binding upon the parties thereto; provided, however, that the Purchaser’s and its Affiliates’ obligations under the NDA will terminate effective on the Closing Date as to information relating to the Acquired Companies but not as to information relating to the Seller.
(c)    In order to facilitate the resolution of any claims made against or incurred by the Seller (as it relates to the Acquired Companies), for a period of seven (7) years after the Closing, the Purchaser will (i) retain the books and records relating to the Acquired Companies for periods prior to the Closing and (ii) upon reasonable notice, afford the Representatives of the Seller reasonable access (including the right to make, at the Seller’s expense, photocopies), during normal business hours, to such books and records. The Purchaser will also comply with the provisions regarding Tax records in Section 6 below.
(d)    In order to facilitate the resolution of any claims made against or incurred by the Purchaser or the Acquired Companies, for a period of seven (7) years after the Closing, the Seller will (i) retain the books and records relating to the Acquired Companies relating to periods prior to the Closing which will not otherwise have been delivered to the Purchaser and (ii) upon reasonable notice, afford the Representatives of the Purchaser reasonable access (including the right to make, at the Purchaser’s expense, photocopies), during normal business hours, to such books and records. The Seller will also comply with the provisions regarding Tax records in Section 6 below.
4.3    Notification of Certain Matters. Between the date of this Agreement and the Closing, the Seller will promptly notify the Purchaser in writing if the Seller or any Acquired Company becomes aware of any fact or condition that causes or constitutes a breach of the Seller’s representations and warranties as of the date of this Agreement. During the same period, the Seller will promptly notify the Purchaser of the occurrence of any breach of any covenant of the Seller in this Section 5 or of the occurrence of any event that may make the satisfaction of the conditions in Section 7 impossible or unlikely. No such notification will limit or affect the rights and remedies of the Purchaser under this Agreement or otherwise at law or in equity. Notwithstanding the foregoing, if (i) the Seller expressly notifies the Purchaser under this Section 5.3 between the date of this Agreement and the Closing in writing of a breach of any representation, warranty or covenant, and such breach (x) arises solely from events or occurrences occurring after the date of this Agreement that are not attributable to acts or omissions of the Seller, any Acquired Company, or any of their respective Affiliates or Representatives, (y) did not exist as of the date of this Agreement, and (z) would not result in Liabilities to the Purchaser or any of the Acquired Companies after Closing exceeding US$250,000.00 (a “Qualifying Breach”), and (ii) the Purchaser consummates the Transactions notwithstanding the existence of such Qualifying Breach, the Purchaser may not seek Damages against the Seller after Closing with respect to such Qualifying Breach. For the avoidance of doubt, there will be no limit or effect on the right of the Purchaser to seek Damages with respect to any breach notified by the Seller to the Purchaser under this Section 5.3 that does not constitute a Qualifying Breach.
4.4    Consents and Filings; Further Assurances.
(a)    As promptly as practicable after the date of this Agreement, the Seller will, and will cause each of the Acquired Companies to, make all filings required by Legal Requirements to be made by them in order to consummate the Transactions. Between the date of this Agreement and the Closing Date, the Seller will, and will cause each Acquired Company to, (i) cooperate with the Purchaser with respect to all filings that the Purchaser elects to make or is required by Legal Requirements to make in connection with the Transactions, and (ii) cooperate with the Purchaser in obtaining all Consents identified in Schedule 5.4; provided, however, that this Agreement will not require the Seller to dispose of or make any change in any portion of its business or to incur any other burden to obtain a Governmental Authorization.
(b)    As promptly as practicable after the date of this Agreement, the Purchaser will, and will cause each of its Affiliates to, make all filings required by Legal Requirements to be made by them in order to consummate the Transactions. Between the date of this Agreement and the Closing Date, the Purchaser will, and will cause each of its Affiliates to, (i) cooperate with the Seller with respect to all filings that the Seller elects to make or is required by Legal Requirements to make in connection with the Transactions, and (ii) cooperate with the Seller in obtaining all Consents identified in Schedule 5.4; provided, however, that this Agreement will not require the Purchaser to dispose of or make any change in any portion of its business or to incur any other burden to obtain a Governmental Authorization.
(c)    The Seller will promptly notify the Purchaser of any communication it or any of its Affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permit the Purchaser to review in advance any proposed communication by such party to any Governmental Authority. The Seller will not agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry relating to this Agreement unless it consults with the Purchaser in advance and, to the extent permitted by such Governmental Authority, gives the Purchaser the opportunity to attend and participate at such meeting.
4.5    Public Announcements. On and after the date hereof and after the Closing Date: (a) the Parties will consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the Transactions contemplated hereby; and (b) none of the Parties will, and each will direct its Representatives not to disclose the terms and conditions of this Agreement and the other Transactional Agreements without the other Parties’ written approval (which will not be unreasonably withheld or delayed), except that no such written approval will be necessary to the extent disclosure may be required by applicable Legal Requirements.
4.6    Covenants Not To Compete; Non-Solicitation; Confidentiality.
(a)    The Seller will not, and will cause such Seller’s Affiliates (which term will exclude the Acquired Companies, with respect to this provision, after the Closing Date) not to, directly or indirectly, for a period of five (5) years after the Closing:
(i)    in Honduras, Guatemala, Peru or El Salvador, or within ten (10) miles of any store owned or operated by any of the Acquired Companies, the Purchaser, EZCORP, Inc. or any of their respective Affiliates in any other country worldwide, whether as an owner, member, director, officer, partner, joint venturer, agent, consultant, employee, stockholder or otherwise, (x) compete against any of the Acquired Companies, the Purchaser, EZCORP, Inc. or any of their respective Affiliates; or (y) establish, open, enable, support (including leasing retail property to), or engage or have any interest in, any business or trade involved in the making pawn loans, the purchasing of customers’ merchandise or the selling of used merchandise obtained through the forfeiture of collateral for loans (a “Pawn Business”); or
(ii)    whether as an owner, member, director, officer, partner, joint venturer, agent, consultant, employee, stockholder or otherwise, (x) hire or cause to be hired or solicit for hiring any Person who is then currently, or who was at any time during the preceding six (6) month period, employed by any of the Acquired Companies, the Purchaser, EZCORP, Inc. or any of their respective Affiliates, or (y) solicit the pawn business of any Person that is a client or customer of any Pawn Business of any of the Acquired Companies, the Purchaser, EZCORP, Inc. or any of their respective Affiliates or induce or attempt to induce any customer, supplier or licensee of any Pawn Business of any of the Acquired Companies, the Purchaser, EZCORP, Inc. or any of their respective Affiliates to cease doing business with any of the Acquired Companies or the Purchaser.
Notwithstanding the foregoing, the Seller may acquire up to (but not more than) three (3%) percent of any class of securities of any Entity (but without participating in the activities of such Entity) if such securities are listed on any national exchange.
(b)    The Seller will not, and will cause such Seller’s Affiliates not to, without the prior written consent of the Purchaser, disclose at any time to any other Person, directly or indirectly, or use for itself or himself, at any time, any non-public information concerning the business, operations or assets (including the Company IP) of the Acquired Companies, the Purchaser, any of their respective Affiliates, any clients or customers of the Purchaser, the Acquired Companies or any aspect of this Agreement or any of the other Transactional Agreements. Notwithstanding the foregoing restrictions, in the event that the Seller is requested or required pursuant to written or oral questions or request for information or documents in any Proceeding to disclose any such non-public information, the Seller will promptly notify the Purchaser in writing of the request or requirement so that the Purchaser may seek an appropriate protective order or other confidential treatment or waive compliance with the provisions of this Section 5.6(b). This Section 5.6(b) will survive the Closing for a period of five (5) years. Notwithstanding the foregoing, nothing contained in this Section 5.6(b) will prohibit or impair the Seller from enforcing their rights under this Agreement.
(c)    The Purchaser and the Seller agree that the scope and duration of the foregoing covenants are reasonable and constitute a significant consideration in their respective determination to undertake the transactions contemplated by this Agreement. Accordingly, should any of the covenants be found by a court of competent jurisdiction to be unreasonable or unenforceable under the applicable law of this Agreement due to the scope or duration thereof, then the covenant(s) will be deemed modified as necessary to be enforceable under such applicable law.
4.7    No Negotiation. Until Closing or such time, if any, as this Agreement is terminated pursuant to Section 9 below, the Seller will not, and will cause the Acquired Companies and their Representatives not to, directly or indirectly, solicit or entertain offers from, negotiate with or in any manner encourage, discuss, accept or consider any proposal of any other Person relating to the acquisition of all or any part of the GPMX Business, Purchased Shares, Subsidiary Interests or the assets, business or properties of any of the Acquired Companies, through a purchase, merger, consolidation or otherwise. The Seller will promptly notify the Purchaser regarding any contact between any of the Acquired Companies, the Seller or their respective Representatives and any other Person regarding any such offer, proposal or related inquiry.
4.8    Post-Closing Put Right. At any time within the two (2) years following the Closing (the “Put Option Period”), provided that the El Salvador OldCos (i) do not conduct any business following the Closing, or (ii) incur any new liability following the Closing (other than statutory liabilities as part of their existence), the Purchaser will have the right, but not the obligation, to require any and all of the OldCo El Salvador Transferors to purchase and accept all of the issued and outstanding shares of capital stock of all of the El Salvador OldCos (the “Put Shares”) owned by the Purchaser, any Acquired Company or any assignee of the Purchaser (the “Put Option”) for no additional consideration. In order to exercise the Put Option, the Purchaser will give written notice at any time during the Put Option Period to the Seller of the Purchaser’s (or any Acquired Company’s or assignee’s) intent to sell the Put Shares to the OldCo El Salvador

Transferors in accordance with this Section 5.8, and upon such exercise, the OldCo El Salvador Transferors will be required to purchase the Put Shares within ninety (90) days after the Put Notice. Upon the exercise by the Purchaser of the Put Option, the Purchaser (or any Acquired Company or assignee) will execute and deliver the Put Shares Assignment Agreement in substantially the form attached hereto as Exhibit H (the “Put Shares Assignment Agreement”), and the Seller and OldCo El Salvador Transferors will take all actions reasonably requested by the Purchaser that may be necessary or appropriate to cause the transfer of Put Shares to the OldCo El Salvador Transferors to be automatically recognized through the Secretary of each of the El Salvador OldCos.
4.9    Post-Closing Deliveries. After the Closing, the Seller will cooperate with and execute and deliver to the Purchaser all documents and instruments that may be reasonably required by the Purchaser in order for the trademark assignments or cancellations referenced in Section 7.1(i) to be duly filed and recorded in the applicable jurisdictions with the relevant trademark authorities, and, promptly upon the issuance of evidence by the relevant trademark authority, deliver to the Purchaser evidence of recordation of all of such trademark filings.
4.10    Post-Closing Asset Maintenance. For a period of five (5) years after the Closing, the Seller covenants and agrees that it (a) will not suffer or incur any Liquidation Event or Change in Control, and (b) will maintain unencumbered Marketable Securities with a fair market value of not less than US$6,000,000.00 in a brokerage account in the United States, titled in the name of the Seller, with a broker dealer or investment advisor licensed by the Financial Industry Regulatory Authority or a commercial bank whose deposits are insured by the Federal Deposit Insurance Corporation, which US$6,000,000.00 amount may be reduced by the Seller in accordance with the following schedule: (i) to US$4,800,000.00 on the first anniversary of the Closing Date; (ii) to US$3,600,000.00 on the second anniversary of the Closing Date; (iii) to US$2,400,000.00 on the third anniversary of the Closing Date; (iv) to US$1,200,000.00 on the fourth anniversary of the Closing Date, and (v) to US$0 on the fifth anniversary of the Closing Date. Seller will provide the Purchaser with a true and correct copy of a brokerage or bank statement evidencing the existence and fair market value of the Marketable Securities not later than the 25th day of each January, April, July, and October, reflecting closing balances as of the last day of the immediately preceding month, with the last such statement being delivered covering the month of September 2022.
4.11    Sabine Debt to PEMX. As of Closing, Sabine Peru, S.A.C. owes PEMX a total of US$87,133.25 for the purchase of scrap gold. The Seller covenants and agrees to cause Sabine Peru, S.A.C. to pay such amount in full to PEMX within five (5) Business Days after Closing.

SECTION 5.	TAX MATTERS.
5.1    [Intentionally Omitted.]
5.2    Straddle Period. In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any Taxes based on or measured by income or receipts of the Acquired Companies for the Pre-Closing Tax Period will be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which any of the Acquired Companies holds a beneficial interest will be deemed to terminate at such time) and the amount of other Taxes of the Acquired Companies for a Straddle Period that relates to the Pre-Closing Tax Period will be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

5.3    Tax Periods Ending on or before Closing Date. The Seller will prepare or cause to be prepared and file or cause to be filed all Tax Returns and pay all Taxes for the Acquired Companies for all periods ending on or prior to the Closing Date that are filed after the Closing Date. The Seller will permit the Purchaser to review and comment on each such Tax Return described in the preceding sentence prior to filing.
5.4    Cooperation on Tax Matters.
(a)    The Purchaser and the Seller will cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes. Such cooperation will include the retention and (upon the other Party’s request) the provision of records and information reasonably relevant to any such audit, litigation, or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Without limiting the generality of the foregoing, upon the request of the Purchaser, the Seller will, and will cause the Honduras OldCos to, opt in to and participate in the tax amnesty in Honduras created under Article 213 of the Tax Code through Legislative Decree No. 170-2016, published in the Official Gazette on December 28, 2016, and amended by Legislative Decree No. 32-2017, prior to the deadline of such amnesty that expires on September 30, 2017.
(b)    The Seller and the Purchaser agree (A) to retain all books and records with respect to Tax matters pertinent to any of the Acquired Companies relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations (and, to the extent notified by the Purchaser or the Seller, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (B) to give the other Party at least thirty (30) days written notice prior to transferring, destroying or discarding any such books and records and, if the other Party so requests, the Purchaser or the Seller, as the case may be, will allow the other Party to take possession of or copy such books and records.
(c)    The Seller further agrees, upon request, to use its best efforts to obtain, at the expense of the Purchaser, any certificate or other document from any Governmental Authority or any other Person as may be reasonably necessary to mitigate, reduce or eliminate any Tax that could be imposed on the Purchaser or the Acquired Companies with respect to the Transactions.
5.5    Tax Indemnification Agreements. All Tax Indemnification Agreements with respect to or involving any of the Acquired Companies will be terminated as of the Closing Date and, after the Closing Date, none of the Acquired Companies will be bound thereby or have any liability thereunder.
5.6    Certain Taxes and Fees. All transfer, capital gains, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties, surcharges and interest) incurred in any jurisdiction in connection with consummation of the Transactions will be paid by the Seller when due, and the Seller will, at its own expense, accurately file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges, and, if required by applicable Legal Requirements, the Purchaser will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

SECTION 6.	CONDITIONS TO CLOSING.
6.1    Conditions to the Obligations of the Purchaser. The obligation of the Purchaser to consummate the Transactions is subject to the satisfaction (or, to the extent legally permissible, waiver) of the following conditions:

(a)    Representations and Warranties; Performance of Obligations. (i) The representations and warranties of the Seller contained in this Agreement, the other Transactional Agreements and in any certificate or schedule delivered by the Seller pursuant hereto or thereto (A) if subject to any limitations as to “materiality” or “Material Adverse Effect,” will be true and correct in all respects on the date hereof (except to the extent expressly made only as of an earlier date, in which case as of such earlier date), and (B) if not subject to any limitations as to “materiality” or “Material Adverse Effect,” will be true and correct in all material respects on the date hereof (except to the extent expressly made only as of an earlier date, in which case as of such earlier date), (ii) the Seller will have performed in all material respects all of the Seller’s covenants, agreements and obligations hereunder required to be performed by the Seller on or before the Closing Date, and (iii) the Purchaser will have received a certificate signed by the Seller to the foregoing effect.
(b)    Government Action. No preliminary or permanent injunction or other Order issued by any Governmental Authority, domestic or foreign, nor any statute, rule, regulation, decree or Order promulgated or enacted by any Governmental Authority, which declares this Agreement invalid in any respect or prevents the consummation of the Transactions, or was promulgated or enacted after the Effective Date and which materially and adversely affects the assets, properties, operations, prospects, net income or financial condition of the Acquired Companies will be in effect; and no Proceeding will have been instituted or threatened in writing by any Governmental Authority or by any other Person or Entity which seeks to delay the consummation of the Transactions or which challenges the validity or enforceability of this Agreement.
(c)    Consents.
(i)    All of the Consents or Orders of, or declarations or filings with, and all expirations of waiting periods imposed by, any Governmental Authority (all of the foregoing, “Governmental Consents”) will have been filed, have occurred or have been obtained and all Governmental Consents will be in full force and effect; provided, however, that a Governmental Consent will not be deemed to have been obtained if in connection with the grant thereof there will have been an imposition by any Governmental Authority of any condition, requirement, restriction or change of regulation, or any other action directly or indirectly related to such grant taken by such Governmental Authority, which would reasonably be expected to constitute (or if implemented would reasonably be expected to constitute) a burdensome condition.
(ii)    All of the Consents set forth on Schedule 3.5(b), Schedule 5.4 or Schedule 7.1(c)(ii) will have been obtained and delivered to the Purchaser.
(d)    No Material Adverse Effect. There will not have occurred since the date hereof any events or circumstances which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
(e)    Employment Agreements.
(i)    Rodrigo Rodas Godoy will have executed and delivered to the Purchaser the employment agreement in the form attached as Exhibit E (the “Rodas Employment Agreement”).
(ii)    The Purchaser will have received evidence reasonably satisfactory to the Purchaser of the termination by mutual agreement of (A) the services agreement, dated April 24, 2017, between GTJN and Rodrigo Rodas Godoy, and (B) the Contrato de Intermediación among Excelencia Empresarial, New Design and Rodrigo Rodas Godoy, without any remaining obligation of any Acquired Company under either Contract.

(f)    Transactional Agreements. Each of the Transactional Agreements will have been duly executed and delivered to the Purchaser by the Seller, the Representatives of a Seller or the Acquired Companies, the Related Parties and the other Persons that are the signatories thereto (other than the Purchaser), and the Escrow Agreement will have been duly executed and delivered by the Escrow Agent to the Purchaser.
(g)    [Intentionally Omitted.]
(h)    Insurance Policies. The Purchaser will have received (x) written confirmation from the insurance brokers of the Acquired Companies that the insurance policies set forth on Schedule 7.1(h) will remain in full force and effect without any interruption in coverage as a result of the Transactions, and (y) written evidence that Sabine Peru S.A.C. has been removed as an additional insured from PEMX’s multi-risk insurance policy.
(i)    Trademark Assignment Matters.
(i)    The Purchaser will have received duly executed assignment or cancellation documents, as applicable, for the following, in form and substance reasonably satisfactory to the Purchaser:
a.    Assignment documents for all of the Maxiefectivo trademark registrations and trademark applications in El Salvador from TRI to ESJN.
b.    Assignment document for the “Maxiefectivo en Préstamos, tu Mejor Experiencia” trademark and the corresponding logo from Grupo Garantisa S.A. to PEMX.
c.    Assignment document for the “Maxiefectivo Y Disen᷉o” trademark (registration number 12039), registered in the international class 36, from Grupo Garantisa S.A. to HNJN.
d.    Assignment document for the “Maxiefectivo” trademark in Guatemala from TRI to GTJN.
e.    Cancellation document for the following with the Trademark Office in Guatemala: (i) “Guateprenda” trademark in international class 36 (registration number 132058); (ii) “Guateprenda” tradename (registration number 13309); and (iii) “Acciones Privilegio Guateprenda” trade name (registration number 15362).
f.    Assignment document for the pawn operating system software in development from TRI to MP.
(ii)    The Purchaser will have received evidence reasonably satisfactory to the Purchaser of the following: (x) that the asecop.com, brainerd-la.com, janama-la.com, maxiefectivoperu.com and sicomsvmx.com domain names are registered under GTJN; and (y) that the “Guateprenda” trademark (registration number 132022) and the “Cambia joyas de oro por nuevas emociones” slogan (registration number 7235) have been assigned from Grupo Garantisa S.A. to GTJN.
(j)    Noncompetition and Nonsolicitation Agreements. The Persons set forth on Schedule 7.1(j) will have executed and delivered to the Purchaser the noncompetition and nonsolicitation agreements in the form attached as Exhibit F (the “Noncompete Agreements”).
(k)    Deliverables. The Purchaser will have received all closing deliverables listed in Section 2.2(a) and the Pre-Closing Statement.

(l)    Corporate Matters. The Purchaser will have received evidence, reasonably satisfactory to the Purchaser, of the following:
(i)    All of the shares of PEMX are owned by KH and MD and that the stock ledger of PEMX has been duly amended and all other necessary action taken to reflect the actual corporate name of PEMX’s former shareholder, currently stated as “Binghamtom Export Corporation” (instead of “Binghampton Export Corporation”), and the cancellation of share certificate Nº 7 and the issuance of a new share certificate Nº 8 (representing 2,798,373 PEMX shares) stating the correct corporate name of the former shareholder: “Binghampton Export Corporation;”
(ii)    The transfer of one share of class A stock of GTJN (certificate number 5, register 5) from Sandra Isabel Mendoza Pixola to MD, that Share Certificate 5, register 5 was substituted by Share certificate 8, register 8, and that such substitution has been recorded in the GTJN Share Ledger;
(iii)    The share registers of each of MP and UM updated to reflect the correct share ownership in such Entities, that the shares of such Entities have been fully paid, the amount paid for such shares, and all capital contributions to such Entities;
(iv)    Confirmation that the capital increase for ESMX has been duly completed such that ESMX is no longer subject to an event of liquidation, including under Article 187, number 3, of the El Salvador Código de Comercio.
(v)    The OldCo El Salvador Transferors have transferred all Equity Interests in the El Salvador OldCos to MP and UM prior to the Closing, free of Encumbrances.
(vi)    Written resolutions and deed of confirmation of KH, CAM and the Seller rectifying certain distributions and contributions.
(vii)    Such corporate resolutions of TRI as required under applicable Panama law to authorize the transfer by TRI of its assets as contemplated under this Agreement.
(m)    Regulatory and Legal Compliance Matters.
(i)    The Purchaser will have received evidence reasonably satisfactory to the Purchaser that HNJN has filed for renewal of its license as non-banking lender; filed all required reports, obtained all required operation permits for the Tegucigalpa Torre Morazan office, San Pedro Sula Megaplaza store and San Pedro Sula Novaprisa store; paid the required municipality taxes; and initiated the process to be in compliance with Honduran money laundering laws and any other applicable Legal Requirements.
(ii)    The Purchaser will have received evidence (in the form of an official confirmation via electronic correspondence from the Unidad de Investigación de Financiera de la República de El Salvador with an assigned registration number) that ESJN, ESOS and ESBR have each initiated the registration process with the Unidad de Investigación de Financiera de la República de El Salvador and are currently in compliance with the Salvadoran money laundering laws and any other applicable Legal Requirements.
(iii)    The Purchaser will have received evidence, satisfactory to the Purchaser, that the License of Commerce renewal for ESMX contains all correct commercial establishments.
(n)    [Intentionally Omitted.]

(o)    Related Party Indebtedness. The Purchaser will have received evidence, reasonably satisfactory to the Purchaser, that all Closing Related Party Indebtedness has been paid in full by the Seller.
(p)    Cash Balance Minimum. The Purchaser will have received evidence, reasonably satisfactory to the Purchaser, that the Acquired Companies have maintained through Closing a minimum consolidated cash balance of US$2,400,000.00.
(q)    Pawn Loan Balance and Inventory Minimum. The Purchaser will have received evidence, reasonably satisfactory to the Purchaser, that the Acquired Companies have maintained through Closing a Pawn Loan Balance of at least US$12,365,135.00 and an Inventory Valuation of at least US$2,873,895.00.
The foregoing conditions are for the sole benefit of the Purchaser, and may be waived in writing by the Purchaser, in whole or in part, at any time and from time to time in the sole discretion of the Purchaser.
6.2    Conditions to the Obligations of the Seller. The obligations of the Seller to consummate the Transactions is subject to the satisfaction (or, to the extent legally permissible, waiver) of the following further conditions:
(a)    Representations and Warranties; Performance of Obligations. (i) The representations and warranties of the Purchaser contained in this Agreement, the other Transactional Agreements and in any certificate or schedule delivered by the Purchaser pursuant hereto or thereto (A) if subject to any limitations as to “materiality” or “Material Adverse Effect,” will be true and correct in all respects on the date hereof (except to the extent expressly made only as of an earlier date, in which case as of such earlier date), and (B) if not subject to any limitations as to “materiality” or “Material Adverse Effect,” will be true and correct in all material respects on the date hereof (except to the extent expressly made only as of an earlier date, in which case as of such earlier date), (ii) the Purchaser will have performed in all material respects all of its covenants, agreements and obligations hereunder required to be performed by the Purchaser on or before the Closing Date, and (iii) the Seller will have received a certificate signed by the Purchaser to the foregoing effect.
(b)    Transactional Agreements. Each of the Transactional Agreements to which the Purchaser is a party will have been duly executed and delivered to the Seller by the Purchaser, and the Escrow Agreement will have been duly executed and delivered by the Escrow Agent to the Seller.
(c)    Government Action. No preliminary or permanent injunction or other Order issued by any Governmental Authority, domestic or foreign, nor any statute, rule, regulation, decree or Order promulgated or enacted by any Governmental Authority, which declares this Agreement invalid in any respect or prevents the consummation of the Transactions, will be in effect; and no Proceeding will have been instituted or threatened in writing by any Governmental Authority or by any Person or Entity which challenges the validity or enforceability of this Agreement.
(d)    Consents. All Governmental Consents will have been filed, have occurred or have been obtained and all Governmental Consents will be in full force and effect; provided, however, that a Governmental Consent will not be deemed to have been obtained if in connection with the grant thereof there will have been an imposition by any Governmental Authority of any condition, requirement, restriction or change of regulation, or any other action directly or indirectly related to such grant taken by such

Governmental Authority, which would reasonably be expected to constitute (or if implemented would reasonably be expected to constitute) a burdensome condition.
(e)    Deliverables. The Seller will have received all of the closing deliverables set forth in Section 2.2(b).

SECTION 7.	INDEMNIFICATION.
7.1    Survival of Representations and Covenants. Except as otherwise provided below, the representations and warranties of each Party contained in this Agreement and the other Transactional Agreements or in any certificate or schedule delivered pursuant hereto or thereto will survive the Closing and will remain in full force and effect for a period of eighteen (18) months from the Closing Date. Notwithstanding the foregoing: (i) the representations and warranties in Section 3.18 (Tax Matters), and the indemnification obligations of the Seller with respect thereto, will survive until sixty (60) days after the expiration of the applicable statute of limitations period (including any tolling period applicable under Legal Requirements); and (ii) the representations and warranties in Section 3.1(a), (c), and (f) (Due Organization; Subsidiaries), Section 3.3 (Capitalization), Section 3.4 (Seller Authority; Binding Nature of Agreements), Section 3.24 (Certain Fees), Section 4.1 (Organization), Section 4.3 (Authority; Binding Nature of Agreements) and Section 4.5 (Certain Fees), and the indemnification obligations with respect thereto, will survive indefinitely. The covenants and agreements of each party to this Agreement will survive the Closing indefinitely or for the period specified therein. In the event notice of claim for indemnification is given within the applicable survival period set forth in this Section 8.1, the representation or warranty, covenant or agreement that is the subject of such indemnification claim (whether or not a formal Proceeding will have been commenced based upon such claim) will survive with respect to such claim until such claim is finally resolved. Notwithstanding anything to the contrary, there is no limitation as to time for any claims involving fraud.
7.2    Indemnification by the Seller.
(a)    The Seller will indemnify, defend and hold harmless the Purchaser and its Affiliates (including the Acquired Companies and their respective Affiliates following the Closing) and their respective Representatives, successors and assigns (collectively, the “Purchaser Indemnified Parties”) from and against, and will reimburse the Purchaser Indemnified Parties for, any Damages which are asserted against, resulting to, imposed on, suffered or incurred by, directly or indirectly, any Purchaser Indemnified Party or to which any Purchaser Indemnified Party may otherwise become subject (regardless of whether or not such Damages relate to any Third Party Claim) arising out of:
(i)    any breach of or inaccuracy in any representation or warranty made by the Seller in this Agreement or any certificate delivered hereunder;
(ii)    any breach of or failure to perform by the Seller of any covenant or obligation of such Seller in this Agreement;
(iii)    any Liability to third parties (including, for the avoidance of doubt, employees, contractors and Governmental Authorities) arising from the Company Restructuring Process;
(iv)    notwithstanding any disclosure thereof under this Agreement, the failure of any Acquired Company or any predecessor Entity to comply with any Legal Requirement or Order prior to Closing, including, without limitation, the following: (x) (1) the failure by PEMX to comply with Legal Requirements in Peru relating to applicable consumer protection, usury or interest rates, fees or expenses charged to customers, or registrations of Loans with Governmental Authorities, (2) Proceedings against any Acquired Company by INDECOPI, the El Salvador Department of Industry and Commerce of the General Directorate of Labor Inspection, or the El Salvador Attorney General, (3) the failure by PEMX to register its database before the Peruvian Registry for the Protection of Personal Data (Registro Nacional de Protección de Datos Personales) and, in general, the failure by PEMX to comply with any of the obligations as required by Peruvian Law Nº 29733 and its regulations, (4) the failure by PEMX to fully comply with its obligations under the Peruvian money laundering laws and regulations, and (5) the failure by any Acquired Company to comply with labor, employment or social security Legal Requirements or to properly document independent contractor relationships, and (y) any other matter disclosed on Schedule 3.16;
(v)    any Liability of an Acquired Company to repay the Seller or any Related Party (other than another Acquired Company) for any contribution made prior to Closing; or
(vi)    any and all Closing Related Party Indebtedness or Closing Company Indebtedness not paid and discharged in full at Closing.
(b)    For the sole purposes of determining Damages (and not for determining whether or not any breaches of representations or warranties have occurred), the representations and warranties of the Seller will not be deemed to be qualified by any references to materiality or to Material Adverse Effect.
(c)    Indemnification under this Section 8.2 will constitute the Purchaser’s exclusive remedy for any breaches of representations and warranties by the Seller, except in cases of fraud.
7.3    No Contribution; Subordination. The Seller waives, and acknowledges and agrees that it will not have and will not exercise or assert or attempt to exercise or assert, any right of contribution against any of the Acquired Companies in connection with any indemnification obligation or any other Liability to which the Seller may become subject under any of the Transactional Agreements or otherwise in connection with any of the Transactions.
7.4    Indemnification by the Purchaser.
(a)    The Purchaser will indemnify, defend and hold harmless the Seller and the Seller’s Affiliates (which will not include the Acquired Companies or their respective Affiliates following the Closing) and their respective Representatives, successors and assigns (collectively, the “Seller Indemnified Parties”) from and against, and will reimburse the Seller Indemnified Parties for, any Damages which are asserted against, resulting to, imposed on, suffered or incurred by, directly or indirectly, any Seller Indemnified Party or to which any Seller Indemnified Party may otherwise become subject (regardless of whether or not such Damages relate to any Third Party Claim) arising out of:
(i)    any breach of or in accuracy in any representation or warranty made by the Purchaser in this Agreement or any certificate delivered hereunder;
(ii)    any breach of or failure to perform by the Purchaser of any covenant or obligation of the Purchaser in this Agreement; or
(iii)    any Liability of the Acquired Companies or Damages relating to the Acquired Companies that (x) arises out of an act or omission of the Purchaser, the Acquired Companies, or any of their respective Affiliates, Representatives, successors and assigns, after the Closing and (y) is not attributable to any act or omission of the Seller, the Acquired Companies, or any of their respective Affiliates or Representatives on or prior to the Closing.

(b)    For the sole purposes of determining Damages (and not for determining whether or not any breaches of representations or warranties have occurred), the representations and warranties of the Purchaser will not be deemed to be qualified by any references to materiality or to Material Adverse Effect.
7.5    Right to Set-Off; Indemnification Escrow Amounts.
(a)    Upon notice to the Seller specifying in reasonable detail the basis for such set-off, the Purchaser may, subject to the resolution of any dispute relating to such basis in accordance with Section 10 of this Agreement, set off any amount to which it or any other Purchaser Indemnified Party may be entitled under this Section 8 against the Earn Out Payment and the Excess Cash Payment after the Closing, provided that, for the sake of clarity, any amounts deducted from the Earn Out Payment and/or the Excess Cash Payment pursuant to this Section 8 will count against the Seller R&W Cap or the Seller Aggregate Cap. The exercise of such right of set-off by the Purchaser in good faith, whether or not ultimately determined to be justified, will not constitute an event of default under this Agreement.
(b)    Without limiting the rights of the Purchaser under Section 8.5(a) above, the Indemnification Escrow Amounts will be available to compensate the Purchaser Indemnified Parties pursuant to the terms of the Escrow Agreement for the indemnification obligations of the Seller under this Section 8, provided that, for the sake of clarity, any amounts deducted from the Indemnification Escrow Amounts pursuant to this Section 8 will count against the Seller R&W Cap.
(c)    Subject to Section 8.2(c), neither the exercise of, nor the failure to exercise, the right of set-off or the right to receive the Indemnification Escrow Amounts under the Escrow Agreement will constitute an election of remedies or limit the Purchaser in any manner in the enforcement of any other remedies that may be available to it.
7.6    Procedure for Indemnification - Third Party Claims.
(a)    Promptly after receipt by any Person that is or may be entitled to indemnification under this Agreement (the “Indemnified Party”) under Section 8.2 or Section 8.4 of notice of the commencement of any Proceeding against it by any Person who is not a Party to this Agreement or an Affiliate or Representative of a Party, including any Governmental Authority (a “Third Party Claim”), the Indemnified Party will, if a claim is to be made under such Section 8.2 or Section 8.4 against a Party to this Agreement that is or may be required to provide indemnification under this Agreement (the “Indemnifying Party”), give written notice to the Indemnifying Party of the commencement of such claim (the “Claim Notice”), but the failure or delay to notify the Indemnifying Party will not relieve the Indemnifying Party of any liability that it may have to any Indemnified Party, except to the extent that the Indemnifying Party demonstrates that the defense of such action is actually prejudiced by the Indemnified Party’s failure or delay to give such notice.
(b)    If any Third Party Claim is brought against an Indemnified Party and it gives written notice to the Indemnifying Party of the commencement of such Third Party Claim, the Indemnifying Party will have the right, upon written notice to the Indemnified Party (the “Defense Notice”) within ten (10) Business Days after issuance of the Claim Notice to assume at the Indemnifying Party’s expense the defense of such Third Party Claim, with counsel reasonably satisfactory to the Indemnified Party. In the event that the Indemnifying Party delivers a Defense Notice and assumes the defense of such Third Party Claim, the Indemnifying Party will pursue such Third Party Claim in good faith and the Indemnified Party will cooperate with and make available to the Indemnifying Party such assistance as is reasonably requested by the Indemnifying Party. If the Indemnifying Party assumes the defense of a Third Party Claim, (i) no compromise or settlement of such claims may be effected by the Indemnifying Party without the Indemnified Party’s prior written consent, which consent will not be unreasonably withheld or delayed; and (ii) the Indemnified Party will have the right, at its expense, to participate in the defense assisted by counsel of its own choosing, provided that the Indemnified Party will have the right to compromise or settle the claim only with the prior written consent of the Indemnifying Party, which consent will not be unreasonably withheld or delayed.
(c)    Notwithstanding anything herein to the contrary, the Indemnifying Party will not be entitled to control, and the Indemnified Party will be entitled to sole control over, the defense or settlement of any Third Party Claim to the extent that the Indemnifying Party or the Third Party Claim fails to comply with any of the following conditions at any time: (1) the Third Party Claim involves only money damages and does not seek an order, injunction or other equitable relief against the Indemnified Party, (2) the Indemnified Party does not reasonably believe that such Third Party Claim could materially negatively impact the Indemnified Party’s business, relationships with customers, clients, vendors, or other third Persons, (3) the Indemnified Party has not been advised by counsel that an actual or potential conflict exists between the Indemnified Person and the Indemnifying Person in connection with the defense of the Third Party Claim, (4) the Third Party Claim does not relate to or otherwise arise in connection with any criminal or regulatory enforcement action, or (5) the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently. In the event the Seller is not entitled to control the defense of any Third Party Claim pursuant to this Section 8.6(c), then the Indemnified Party agrees to use good faith efforts to defend such Third Party Claim.
(d)    If the Indemnifying Party fails to deliver a Defense Notice within the seven (7) Business Day period prescribed in subsection (b) above, the Indemnified Party may defend the Third Party Claim and the Indemnifying Party will be bound by any determination made in such Proceeding or any compromise or settlement effected by the Indemnified Party.
7.7    Procedure of Indemnification - Other Claims. A claim for indemnification for any matter not involving a Third Party Claim may be asserted by written notice to the Party from whom indemnification is sought.
7.8    Tax Indemnification. In addition to the indemnification obligations of the Seller in this Section 8, the Seller will indemnify the Purchaser Indemnified Parties and hold them harmless from and against any Damages attributable to (i) all Taxes (or the non-payment thereof) of the Acquired Companies for all taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date (“Pre-Closing Tax Period”), (ii) any loss, liability or damage suffered or incurred by the Purchaser Indemnified Parties, arising out of or resulting from a claim, action or cause of action, with respect to any Tax liabilities deriving from (a) the implementation by the Seller of the Company Restructuring Process, or (b) other transactions or activities of the Seller on or prior to the Closing Date, (iii) all Taxes of any member of an affiliated, consolidated, combined or unitary group of which any of the Acquired Companies (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, and (iv) any and all Taxes of any Person (other than the Acquired Companies) imposed on any of the Acquired Companies as a transferee or successor, by Contract or pursuant to any Legal Requirement, which Taxes relate to an event or transaction occurring before the Closing. This indemnification obligation will survive the Closing.
7.9    Limitations on Indemnification.
(a)    The aggregate liability of the Seller in respect of Section 8.2(a)(i) and (iv) will not exceed fifteen percent (15%) of the sum of (x) the Purchase Price and (y) if earned, the Earn Out Payment (the “Seller R&W Cap”). Notwithstanding the foregoing, the Seller R&W Cap will not be applicable to any breach or inaccuracy arising under any of the following, and no Damages arising under any of the following will be subject to or count against the Seller R&W Cap: Section 3.1(a), (c), (e), (f), (g) and (h) (Due Organization; Subsidiaries), Section 3.3 (Capitalization), Section 3.4 (Seller Authority; Binding Nature of Agreements), Section 3.18 (Tax Matters), or Section 3.24 (Certain Fees) (collectively, the “Seller Fundamental Representations”).
(b)    The maximum liability of the Seller in respect of Section 8.2(a) in the aggregate will not exceed the Purchase Price (the “Seller Aggregate Cap”).
(c)    The aggregate liability of the Purchaser in respect of Section 8.4(a)(i) will not exceed fifteen percent (15%) of the Purchase Price (the “Purchaser R&W Cap”). Notwithstanding the foregoing, the Purchaser R&W Cap will not be applicable to any breach or inaccuracy arising under any of the following, and no Damages arising under any of the following will be subject to or count against the Purchaser R&W Cap: Section 4.1 (Organization), Section 4.3 (Authority; Binding Nature of Agreements) or Section 4.5 (Certain Fees) (collectively, the “Purchaser Fundamental Representations”).
(d)    The maximum liability of the Purchaser in respect of Section 8.4(a) in the aggregate will not exceed the Purchase Price (the “Purchaser Aggregate Cap”).
(e)    The Seller will not have any liability under Section 8 with respect to any Damages to a Purchaser Indemnified Party if and to the extent that any such Damages are reduced by (i) any tax benefit actually realized by such Purchaser Indemnified Party with respect to such Damages or (ii) insurance or other third party payments received by such Purchaser Indemnified Party.
(f)    Except as otherwise provided in this Agreement, neither the Seller, on the one hand, nor Purchaser, on the other hand, shall have any liability for indemnification pursuant to Section 8 unless the total Damages for which the indemnifying party would otherwise be liable exceeds US$300,000.00 in the aggregate (the “Deductible”), in which case the Seller or the Purchaser, as applicable, will be responsible only for Damages exceeding the Deductible; provided, however, that the Deductible will not apply to any breach of contract or covenant or fraud by any of the Parties, will apply only to misrepresentations by the Parties, and will not apply to any of the Seller Fundamental Representations or the Purchaser Fundamental Representations.
(g)    Notwithstanding anything to the contrary, the Seller R&W Cap, Seller Aggregate Cap, Purchaser R&W Cap, and Purchaser Aggregate Cap will not apply to any claims involving fraud.
(h)    The Purchaser Indemnified Parties will not be entitled to indemnification for a breach of Section 3.11(g) or Section 3.20(b) for any amounts that are actually deducted from the Final Purchase Price paid by the Purchaser in accordance with Section 1.7 above.
7.10    No Waiver. Except as described in Section 5.3 above with respect to a Qualifying Breach of which the Seller has provided written notice to the Purchaser under Section 5.3, the right to indemnification, payment of Damages or any other remedy based on the representations, warranties, covenants and obligations in this Agreement will not be affected by any investigation conducted with respect to, or any Knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or obligation, and no investigation or other due diligence conducted by the Purchaser or its Representatives will prevent the Purchaser from relying on the representations and warranties contained in this Agreement. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, will not affect the right to indemnification, payment of Damages, or any other remedy based on such representations, warranties, covenants and obligations.
7.11    Express Non-Reliance.     Purchaser acknowledges and agrees that neither the Seller, nor any of its respective directors, managers, officers, employees, Affiliates, controlling persons, agents, advisors, or representatives, has made nor is making any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in Section 3 (including the related portions of the Disclosure Schedules), and that it is not relying and has not relied on any representations and warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Section 3 (including the related portions of the Disclosure Schedules).

SECTION 8.	TERMINATION.
8.1    Termination. This Agreement may be terminated at any time prior to the Closing:
(a)    by mutual written consent of the Purchaser and the Seller;
(b)    by the Purchaser, in the event of a material breach by the Seller of any representation, warranty, covenant or agreement of the Seller in this Agreement and such breach is not cured within seven (7) Business Days after written notice thereof from the Purchaser;
(c)    by the Seller, in the event of a material breach by the Purchaser of any representation, warranty, covenant or agreement of the Purchaser in this Agreement and such breach is not cured within seven (7) Business Days after written notice thereof from the Seller; or
(d)    by the Purchaser or the Seller (i) if the Closing will not have occurred by October 6, 2017 (the “Termination Date”); provided, that the right to terminate this Agreement under this Section 9.1(d) will not be available if the failure of the Party (in the case of the Seller, including for this purpose the Acquired Companies) so requesting termination to fulfill any obligation under this Agreement will have been the cause of the failure of the Closing to occur on or prior to such date; or (ii) in the event that any Governmental Authority will have authorized its staff to seek a preliminary injunction or restraining order to enjoin consummation of the Transactions, or issued an Order or taken any other action restraining, enjoining or otherwise prohibiting the Transactions and such Order, decree, ruling or other action will have become final and non-appealable; provided that the Party seeking termination will have complied with its respective obligations under Section 5.4(a) or (b) of this Agreement.
The Party seeking to terminate this Agreement pursuant to this Section 9.1 (other than Section 9.1(a)) will give prompt written notice of such termination to the other Parties.
8.2    Effect of Termination. Each Party’s right of termination under Section 9.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies. If this Agreement is terminated pursuant to Section 9.1, all further obligations of the parties under this Agreement will terminate, except that the obligations in Section 3.24 (Certain Fees) and Section 4.5 (Certain Fees) (including the indemnification obligations under Section 8 with respect thereto), Section 5.2(b) (Covenants Regarding Information), Section 5.5 (Public Announcements), this Section 9.2 and Sections 10 and 11 will survive; provided, however, that if this Agreement is terminated by a Party because of the breach of this Agreement by another Party or because one or more of the conditions to the terminating Party’s obligations under this Agreement is not satisfied as a result of the other Party’s failure to comply with its obligations under this Agreement, the terminating Party’s right to pursue all legal remedies will survive such termination unimpaired. Upon any termination pursuant to this Section 9, all filings, applications and other submissions made pursuant to this Agreement, to the extent practicable, will be withdrawn from the Governmental Authority or other Person to which they were made.

SECTION 9.	DISPUTE RESOLUTION.
(a)    All differences and disputes arising out of this Agreement will, if not resolved by negotiations between the Parties and their designated representatives within thirty (30) days after either Party receives written notice from the other Party setting forth such difference or dispute, be finally settled by arbitration as provided in subsection (b) below.
(b)    The Parties hereto irrevocably agree that all disputes arising out of or related to this Agreement will be finally and exclusively settled by arbitration in Miami, Florida under the Rules of Arbitration (the “ICC Rules”) of the International Chamber of Commerce (“ICC”), supplemented by the IBA Rules on the Taking of Evidence in International Commercial Arbitration (“IBA Rules of Evidence”), by three (3) arbitrators that will be attorneys at law duly licensed to practice in the jurisdiction where such attorney is practicing law. Each Party will nominate one (1) arbitrator within the time period for such nomination set forth in the ICC Rules.  The two (2) arbitrators so appointed by the Parties will appoint the third arbitrator in accordance with the ICC Rules, who will be the chair of the arbitration tribunal. The Parties agree and consent that the arbitrators can be of any nationality including the nationality of the parties to the arbitration. Unless the parties to the arbitration otherwise agree, all submissions and awards in relation to arbitration under this Agreement will be made in English and all arbitration proceedings and all pleadings will be in English.
The ICC Rules, supplemented by the IBA Rules of Evidence, will govern all arbitrations hereunder; provided that (i) each party will be obligated to supply the arbitrators and the other parties copies of all records and documents in their possession and control that are relevant to the subject of the dispute; (ii) each party will be entitled to present the oral testimony of witnesses as to fact and expert witnesses; (iii) each party will be entitled to question directly any witnesses who present testimony to the arbitral panel; and (iv) at the request of any party, a written transcript will be made of each hearing before the arbitral panel at which testimony is presented and will be furnished to the parties. Any award will be made in U.S. Dollars.
The Parties agree that the arbitral tribunal in any arbitration hereunder will award to the prevailing party to such dispute its reasonable out-of-pocket costs, expenses and attorneys’ fees incurred solely in connection with the arbitration of such dispute; provided that if the arbitrators determine that there is no clear prevailing party, they will have discretion to allocate responsibility for costs, expenses and fees incurred in connection with the arbitral proceeding in such manner as they deem appropriate.
The arbitration decision/award will be rendered as soon as possible, however, not later than eighteen (18) months following the constitution of the arbitration tribunal/panel. Notwithstanding the foregoing, the arbitration decision/award will be valid even if rendered after eighteen (18) months.
Nothing in this Section 10 will prevent any Party from seeking to compel the other Parties to arbitration or obtaining relief in the form of provisional or conservatory measures (including, without limitation, preliminary injunctions and specific performance to prevent breaches hereof) in a court of competent jurisdiction; provided, however that no Party will undertake any proceeding designed to divest the arbitrators of their jurisdiction. In addition, the arbitral panel may, at the request of a Party, order provisional or conservatory measures (including, without limitation, preliminary injunctions to prevent breaches hereof) and the Parties will be able to enforce the terms and provisions of such orders in any court having jurisdiction. For purposes of this Section 10, each Party may elect and each Party hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts located in Miami, Florida for the purpose of any such suit, action or proceeding, and each Party hereby irrevocably waives any objections which it may now or hereafter have to the laying of venue of any such suit, action or proceeding (and only such suit, action or proceeding) in any such court, and hereby further irrevocably waives any claim that any such suit, action or proceeding (and only such suit, action or proceeding) brought in any such court has been brought in an inconvenient forum.
Notwithstanding anything in this Section 10(b) to the contrary, in the event that either Party fails to nominate its party-appointed arbitrator within the time required under the ICC Rules, the arbitration proceeding will proceed and the arbitration decision/award will be rendered by an arbitration panel consisting solely of the one (1) arbitrator appointed by the Party that does appoint its arbitrator pursuant to this Section 10(b).
(c)    The Parties hereby acknowledge and agree that, with respect to the confidentiality, non-solicitation and non-competition provisions in Section 5.6 of this Agreement, the failure of any Party to perform its agreements and covenants hereunder will cause irreparable injury to the other Parties for which damages, even if available, will not be an adequate remedy, and each Party agrees not to assert the claims or defenses that the other Parties have an adequate remedy at law or that the other Parties will not suffer irreparable damage. Each Party hereby consents to the issuance of provisional injunctive relief by any court of competent jurisdiction to compel performance of such Party’s obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder, without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity.
(d)    All communications involving attorney-client confidences between the Seller, the Acquired Companies, and their respective Affiliates, and Harper Meyer Perez Hagen O’Connor Albert & Dribin LLP in the course of the negotiation, documentation, and consummation of the transactions contemplated hereby shall be deemed to be attorney-client confidences that belong solely to the Seller and their Affiliates (and not the Acquired Companies). The Acquired Companies shall not have access to any such communications, or to the files of and Harper Meyer Perez Hagen O’Connor Albert & Dribin LLP relating to engagement, whether or not the Closing shall have occurred.
(e)    WAIVER OF JURY TRIAL. THE PARTIES IRREVOCABLY AGREE THAT ALL DISPUTES ARISING OUT OF OR RELATED TO THIS AGREEMENT WILL BE FINALLY AND EXCLUSIVELY SETTLED BY ARBITRATION. TO THE EXTENT THAT THERE IS ANY OTHER PROCEEDING AMONG THE PARTIES, INCLUDING ANY ENFORCEMENT ACTION OR ACTION FOR INJUNCTIVE RELIEF, EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LEGAL REQUIREMENTS, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OTHER TRANSACTIONAL AGREEMENT OR THE TRANSACTIONS OR DISPUTES RELATING HERETO OR THERETO. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT HE OR IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10(e).

SECTION 10.	MISCELLANEOUS PROVISIONS.
10.1    Fees and Expenses. Except as otherwise expressly provided in this Agreement, each Party will be responsible for and will bear all of its respective costs and expenses (including the fees and expenses of its respective Representatives) incurred in connection with the consummation of the Transactions. No such fees, costs or expenses will be borne by any of the Acquired Companies.
10.2    Notices. All notices, requests and other communications to any party hereunder will be in writing (including facsimile or similar writing) and will be deemed to have been duly given upon receipt when delivered in Person, by facsimile (receipt confirmed) with a follow-up copy by international courier service, or by international courier to the respective Parties at the following addresses (or at such other address for a Party as will be specified by like notice):
(a)    if to the Purchaser:
EZCORP International, Inc.
2500 Bee Cave Road, Bldg 1, Ste 200
Rollingwood, TX 78746
Attention: General Counsel
Facsimile No: (512) 314-3463

with a copy (which will not constitute notice) to:

Holland & Knight LLP
701 Brickell Avenue, Suite 3000
Miami, FL, 33131
Attention: Jose Sirven, Esq.
Facsimile No.: (305) 789-7799
(b)    if to the Seller:
Black Icebreaker Corporation
[Address omitted]
Attention: [Omitted]

with a copy (which will not constitute notice) to:
Harper Meyer Perez Hagen O’Connor Albert & Dribin LLP
201 S Biscayne Blvd, Suite 800
Miami, FL, 33131
Attention: James M. Meyer
Facsimile No.: (305) 577-9921

10.3    Headings. The underlined headings contained in this Agreement are for convenience of reference only, will not be deemed to be a part of this Agreement and will not be referred to in connection with the construction or interpretation of this Agreement.
10.4    Counterparts. This Agreement may be executed in several counterparts, each of which will constitute an original and all of which, when taken together, will constitute one agreement. A signature by facsimile or delivery by electronic means will be effective as an original signature or an original document.
10.5    Governing Law. This Agreement will be construed in accordance with, and governed in all respects by, the internal laws of the State of New York (without giving effect to its principles of conflicts of laws).
10.6    Successors and Assigns. This Agreement will be binding upon and will inure to the benefit of the Parties, their successors and permitted assigns, and their respective personal representatives, executors, administrators, estates, heirs, successors and assigns. No Party may assign this Agreement or any of its rights or obligations under this Agreement without the prior written consent of the other Parties; provided, however, that, upon written notice to the Seller, the Purchaser may freely assign this Agreement and its rights and obligations under this Agreement, in whole or in part, to any Affiliate of the Purchaser without obtaining the consent or approval of any other Party hereto provided that Purchaser remains liable for all its obligations under this Agreement. Except for the provisions of Section 8 hereof, none of the provisions of this Agreement is intended to provide any rights or remedies to any Person other than the Parties hereto and their respective successors and assigns (if any).
10.7    Waiver.
(a)    No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, will operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy will preclude any other or further exercise thereof or of any other power, right, privilege or remedy.
(b)    No Person will be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver will not be applicable or have any effect except in the specific instance in which it is given.
10.8    Amendments. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of the Purchaser and the Seller.
10.9    Severability. In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, will be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, will not be impaired or otherwise affected and will continue to be valid and enforceable to the fullest extent permitted by law.
10.10    Entire Agreement. This Agreement (including the Disclosure Schedules, the Exhibits and Annexes hereto), and the Transactional Agreements set forth the entire understanding of the Parties relating to the subject matter thereof and supersede in the entirety all prior agreements and understandings among or between any of the parties relating to the subject matter thereof including that certain Letter of Intent, dated May 16, 2017, between the Sellers of GuatePrenda-MaxiEfectivo and EZCORP, Inc., as amended by that certain Amended and Restated Letter of Intent, dated July 26, 2017.
10.11    Further Assurances. Each Party will execute and/or cause to be delivered to each other Party such instruments and other documents, and will take such other actions, as such other party may reasonably request (at or after the Closing) for the purpose of carrying out or evidencing any of the Transactions.
10.12    Construction.
(a)    For purposes of this Agreement, whenever the context requires: the singular number will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include the masculine and feminine genders.
(b)    As used in this Agreement, (i) the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation,” (ii) the words “hereof,” “herein,” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole (including the Exhibits, Annexes and Disclosure Schedules hereto) and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement, unless otherwise specified, and (iii) the word “or” will not be exclusive.
(c)    Except as otherwise indicated, all references in this Agreement to “Sections”, “Schedules”, “Exhibits” and “Annexes” are intended to refer to Sections, Schedules, Exhibits and Annexes of this Agreement. All Schedules (including the Disclosure Schedules), Exhibits and Annexes are incorporated into this Agreement by reference and made a part hereof.
(d)    The Parties have participated jointly in the negotiation and drafting of this Agreement and the other Transactional Agreements. In the event an ambiguity or question of intent or interpretation arises, this Agreement and the other Transactional Agreements will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement or the other Transactional Agreements.

[Signature Page Follows]

The parties hereto have caused this Agreement to be executed and delivered as of the first date written above.
“PURCHASER”:                EZCORP INTERNATIONAL, INC.
By:    [Authorized Signatory]
Name:
Title:
“SELLER”:                    BLACK ICEBREAKER CORPORATION

By:    [Authorized Signatory]
Name:
Title:

EXHIBIT A
DEFINITIONS
For purposes of the Agreement (including this Exhibit A):
“Account” has the meaning specified in Section 3.10 of this Agreement.
“Accountants” has the meaning specified in Section 1.7(e) of this Agreement.
“Acquired Companies” has the meaning specified in the recitals to this Agreement.
“Acquired Company EBITDA” means, in respect of the Acquired Companies, the consolidated earnings before interest, taxes, depreciation, and amortization, as further adjusted by the next two sentences, for any trailing 12-month period calculated as of the end of the 12th month of each such calculation.  With respect to any months prior to the Closing Date, (i) the calculation of EBITDA shall be consistent with the calculations set forth in Schedule 1.2(b)(ii), (ii) all accrued vacation expenses in respect of employees in El Salvador, Honduras, and Peru will be deducted from earnings, (iii) all operating expenses of the Seller, CAM, MD and KH will be deducted from earnings, and (iv) the compensation of all senior management of the Acquired Companies will be adjusted on a pro forma basis as if such compensation were being paid in accordance with the compensation set for such employees after the Closing Date. With respect to any months after the Closing Date, all calculations will be based on U.S. GAAP and EZCORP Inc.’s normal and customary accounting principles. For purposes of this definition “senior management” is defined as the following positions or their equivalent: Chief Executive Officer, Vice President of Store Operations, Operations Regional Managers (GT, HN, SV, and PE), Regional HR Director, Regional A&QA Director, Finance Director, Controller, IT Director, Real Estate Manager, Legal Manager, Compliance Manager, and Regional Recruitment Manager.

    “Affiliate” means, with respect to any Person, any other Person that: (a) Controls, (b) is Controlled by, or (c) is under common Control with, such Person.

“Agreement” has the meaning specified in the Preamble of this Agreement.
“Anti-Corruption Laws” means all Legal Requirements of any jurisdiction (including the U.S. and El Salvador) applicable to the Seller, the Acquired Companies or their operations, their respective Affiliates or any party to this Agreement concerning or relating to bribery or corruption, including, without limitation, (a) the U.S. Foreign Corrupt Practices Act of 1977, as amended, and (b) the U.K. Bribery Act 2010, as amended.
“Applicable Accounting Standards” means, (i) in the case of any Party organized in a jurisdiction in which publically reporting companies are required to apply U.S. GAAP, U.S. GAAP, (ii) in the case of any Party organized in a jurisdiction in which publically reporting companies are required to apply IFRS, IFRS, and (iii) in the case of any Party organized in Guatemala, Honduras, El Salvador, Peru, the British Virgin Islands, or Panama, the accounting standards applicable in such respective jurisdiction.
“Business Day” means any day of the year other than a Saturday, Sunday or other day on which banking institutions in Austin, Texas, the British Virgin Islands, or Guatemala City, Guatemala are required or authorized by applicable Legal Requirements to be closed.

i

“Audit Period” has the meaning specified in Section 1.7(a) of this Agreement.
“CAM” has the meaning specified in the Recitals of this Agreement.
“Cash Balance” has the meaning specified in Section 1.7(c) of this Agreement.
“Change in Control” means (i) in the case of the Purchaser, any transaction or series of transactions after Closing that results in, or has the effect of, EZCORP, Inc. no longer being the beneficial owner of the Purchaser or the Acquired Companies; and (ii) in the case of the Seller, any transaction or series of transactions after Closing that results in, or has the effect of, New Design no longer being the beneficial owner of the Seller.
“Claim Notice” has the meaning specified in Section 8.6(a) of this Agreement
“Closing” has the meaning specified in Section 2.1 of this Agreement.
“Closing Date” has the meaning specified in Section 2.1 of this Agreement.
“Closing Company Indebtedness” means the aggregate amount of Indebtedness of all of the Acquired Companies that is outstanding as of the Effective Time excluding any Indebtedness between the Acquired Companies.
“Closing Related Party Indebtedness” means the aggregate amount of Related Party Indebtedness of all of the Acquired Companies that is outstanding as of the Effective Time and is owed by any Acquired Company to a Related Party that is not another Acquired Company.
“Closing Payment” has the meaning specified in Section 1.4(b) of this Agreement.
“Code” means the Internal Revenue Code of 1986, as amended.
“Company Employee” means any current or former employee, independent contractor or director of any of the Acquired Companies.
“Company Employee Plan” means any plan, program, policy, practice, Contract or other arrangement providing for compensation, severance, termination pay, deferred compensation, incentive compensation, performance awards, stock purchase, stock option, stock appreciation right or other equity-based incentive, severance, change-in-control, or termination pay, hospitalization, vacation pay, fringe benefits or other medical, short or long term disability, life or other insurance, supplemental unemployment benefits, profit-sharing, pension, or retirement plan, program, agreement or arrangement whether written, unwritten or otherwise, funded or unfunded, including each “employee benefit plan” that is or has been maintained, contributed to, or required to be contributed to, by any of the Acquired Companies for the benefit of any Company Employee, or with respect to which any of the Acquired Companies has or may have any liability or obligation.
“Company IP” means all Intellectual Property owned or used by, or licensed to, any Acquired Company.
“Company IP Agreements” means any and all Contracts concerning Intellectual Property or Company IT Assets, including all (i) licenses of Intellectual Property by any Acquired Company to any Person, (ii) licenses of Intellectual Property or Company IT Assets by any Person to any Acquired Company,

(iv) Contracts between any Acquired Company and any Person relating to the transfer, development, maintenance or use of Intellectual Property or Company IT Assets, the development or transmission of data, or the use, modification, framing, linking, advertisement or other practices with respect to Internet websites, and (iv) consents, settlements, decrees, orders, injunctions, judgments or rulings governing the use, validity or enforceability of Intellectual Property or Company IT Assets.
“Company IT Assets” means the electronic business processes, data-processing, information, record keeping, communications, telecommunications, and computer systems (including all computer programs, Software, databases, firmware, hardware, computers, networks, data communications lines, routers, hubs, switches and all other information technology equipment) and all related documentation, which are used by any Acquired Company.
“Company Restructuring Process” has the meaning specified in Section 3.1(g) of this Agreement.
“Consent” means any approval, consent, ratification, confirmation, permit, permission, waiver or authorization (including any Governmental Authorization).
“Contract” means any written or oral agreement, contract, understanding, arrangement, instrument, note, guaranty, indemnity, representation, warranty, deed, lease, assignment, power of attorney, license, mortgage, certificate, purchase order, loan, insurance policy, benefit plan, commitment, covenant, assurance or undertaking of any nature.
“Control” (including with correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise) of a Person.
“D&O Resignations” has the meaning specified in Section 2.2(a)(v) of this Agreement.
“Damages” includes any loss, damage, injury, cost, expense, decline in value, lost profits, Liability, claim, demand, settlement, judgment, award, fine, penalty, Tax, fee (including reasonable expenses of investigation, defense or remediation, legal fee, expert fee, accounting fee or advisory fee), charge, cost (including any cost of investigation), disbursement or expense of any nature or kind, known or unknown, fixed, accrued, absolute or contingent, liquidated or unliquidated, but expressly excludes punitive and consequential damages except to the extent such punitive or consequential damages are payable as part of a Third Party Claim.
“Deductible” has the meaning specified in Section 8.9(f) of this Agreement.
“Defense Notice” has the meaning specified in Section 8.6(b) of this Agreement.
“Determination Date” has the meaning specified in Section 1.7(d) of this Agreement.
“Disclosure Schedules” means the schedules delivered to the Purchaser on behalf of the Seller concurrently with the execution and delivery of this Agreement, and such updates to Schedule 3.10(b) and Schedule 3.22(b) required under Section 3.10(b) and Section 3.22(b), respectively, copies of which are attached to the Agreement and incorporated into this Agreement by reference.
“Earn Out Payment” has the meaning specified in Section 1.2(b)(i) of this Agreement.

“Earn Out Period” has the meaning specified in Schedule 1.2(b)(i) of this Agreement.
“Effective Date” means the date set forth in the preamble of this Agreement.
“Effective Time” means 5:00 p.m. on the Closing Date.
“El Salvador OldCos” has the meaning specified in the Recitals of this Agreement.
“El Salvador OldCos Transferred Shares” has the meaning specified in the Recitals of this Agreement.
“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, equity, trust, equitable interest, claim, preference, right of possession, lease, tenancy, license, easement, encroachment, covenant, infringement, interference, Order, proxy, option, right of first refusal, preemptive right, community property interest, legend, defect, impediment, exception, reservation, limitation, impairment, imperfection of title, condition or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset), and with respect to the Purchased Shares or Subsidiary Interests, any alleged direct or indirect ownership right or interest in or to any of the Purchased Shares or Subsidiary Interests, including of record, beneficial or otherwise (whether statutory or by common law).
“Entity” means any corporation (including any non‑profit corporation), limited partnership, general partnership, limited liability partnership, joint venture, estate, trust, cooperative, foundation, society, political party, union, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.
“Environmental Laws” means all Legal Requirements, Governmental Authorizations and governmental agreements relating to pollution or protection of the environment or human health and safety, including Legal Requirements relating to releases or threatened releases of Hazardous Material into the indoor or outdoor environment (including ambient air, surface water, groundwater, land, surface and subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, release, transport or handling of Hazardous Material and all Legal Requirements with regard to record keeping, notification, disclosure and reporting requirements respecting Hazardous Material.
“Equity Interests” means shares or any capital stock (preferred, common, convertible, exchangeable or other), limited liability company interest, partnership interest, convertible debt, warrant, option or any other security or ownership interest, or any instrument or agreement representing an equity interest (or the right to purchase or otherwise obtain an equity interest).
“Escrow Agent” means Wells Fargo.
“Escrow Agreement” has the meaning specified in Section 1.5 of this Agreement.
“ESBR” has the meaning specified in the Recitals of this Agreement.
“ESJN” has the meaning specified in the Recitals of this Agreement.
“ESMX” has the meaning specified in the Recitals of this Agreement.

“ESOS” has the meaning specified in the Recitals of this Agreement.
“ESPA” has the meaning specified in the Recitals of this Agreement.
“ESSP” has the meaning specified in the Recitals of this Agreement.
“Excluded Payment” means: (a) any repayment of a loan that was duly recorded on the financial records of both the party making and receiving the payment as the repayment of a loan; (b) any payment for the provision of goods or services on an arm’s lengths’ basis that was duly recorded on the financial records of both the party making and receiving the payment as such; and (c) any payment by KH or MD to CAM or any payment from CAM to the Seller which was documented in a resolution of the directors of the company making the payment and which resolution expressly (i) described the payment as a dividend; and (ii) included confirmation by the directors that the solvency test under section 56 of the BVI Business Companies Act, 2004 (as amended, the “Act”) was satisfied or, to the extent applicable, that the requirements of section 28 of Part IV of Schedule 2 of the Act were satisfied.
“Excess Cash” has the meaning specified in Section 1.7(c) of this Agreement.
“Excess Cash Payment” has the meaning specified in Section 1.7(c) of this Agreement.
“Executive Order” means Executive Order No. 13224 of September 23, 2001, entitled “Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism.
“Final Purchase Price” has the meaning specified in Section 1.7 of this Agreement.
“Financial Statements” has the meaning specified in Section 3.6(a) of this Agreement.
“Governmental Authorization” means any:
(a)    license, permit, certificate, franchise, concession, approval, consent, ratification, permission, clearance, confirmation, endorsement, waiver, certification, designation, rating, registration, qualification or authorization that is, has been or may in the future be issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Legal Requirement; or
(b)    right under any Contract with any Governmental Authority.
“Governmental Authority” means any:
(a)    nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature;
(b)    federal, state, local, municipal, foreign or other government;
(c)    governmental or quasi‑governmental authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, body or Entity and any court or other tribunal);

v

(d)    multi‑national organization or body; or
(e)    individual, Entity or body exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, police, military or taxing authority or power of any nature.
“Governmental Consents” has the meaning specified in Section 7.1(d)(i) of this Agreement.
“Government Official” means: (a) a senior official in the executive, legislative, administrative, military or judicial branches of a Governmental Authority (whether elected or not); (b) a senior official of a major political party; (c) a senior executive of an entity owned by a Governmental Authority; (d) any corporation, business, or other entity that has been formed by, or for the benefit of, a Person described in the foregoing clauses (a)-(c); (e) the immediate family of a Person described in the foregoing clauses (a)-(c), including the Person’s parents, siblings, spouse, children, and in-laws; or (f) a Person who is widely and publicly known to maintain an unusually close relationship with a Person described in the foregoing clauses (a)-(c), including a Person who is in a position to conduct substantial domestic and international financial transactions on behalf of the Person described in the foregoing clauses (a)-(c).
“GPMX” has the meaning specified in the Recitals of this Agreement.
“GTBR” has the meaning specified in the Recitals of this Agreement.
“GTJN” has the meaning specified in the Recitals of this Agreement.
“GTSK” has the meaning specified in the Recitals of this Agreement.
“Hazardous Material” means:
(a)    any petroleum, petroleum byproduct, petroleum breakdown product, waste oil, crude oil, asbestos, urea formaldehyde or polychlorinated biphenyls;
(b)    any waste, gas or other substance or material that is explosive or radioactive;
(c)    any “hazardous substance,” “pollutant,” “contaminant,” “hazardous waste,” “regulated substance,” “hazardous chemical” or “toxic chemical” as designated, listed or defined (whether expressly or by reference) in any statute, regulation or other Legal Requirement;
(d)    any other substance or material (regardless of physical form) or form of energy that is subject to any Legal Requirement which regulates or establishes standards of conduct in connection with, or which otherwise relates to, the protection of human health, plant life, animal life, natural resources, property or the enjoyment of life or property from the presence in the environment of any solid, liquid, gas, odor, noise or form of energy; and
(e)    any compound, mixture, solution, product or other substance or material that contains any substance or material referred to in clause “(a)”, “(b)”, “(c)” or “(d)” above.
“HNBR” has the meaning specified in the Recitals of this Agreement.
“HNJN” has the meaning specified in the Recitals of this Agreement.

“Honduras OldCos” means, collectively, Honduprenda, S.A. de C.V. and Maxiprestamos, S.A. de C.V., corporations organized and existing under the laws of the Republic of Honduras.
“IBA Rules of Evidence” has the meaning specified in Section 10(b) of this Agreement.
“ICC” has the meaning specified in Section 10(b) of this Agreement.
“ICC Rules” has the meaning specified in Section 10(b) of this Agreement.
“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board and the International Financial Reporting Standards Interpretations Committee as in effect from time to time, applied in accordance with the consistency requirements thereof.
“Indebtedness” means with respect to any Person (without duplication):
(a)    all indebtedness of such Person for borrowed money;
(b)    all obligations of such Person for the deferred purchase price of capital assets or for any part of the deferred purchase price of other property or services which purchase price for other property or services is due more than six (6) months (or a longer period of up to one year, if such terms are available from suppliers in the Ordinary Course of Business) from the date of incurrence of the obligation in respect thereof;
(c)    all obligations of such Person evidenced by notes, bonds (other than performance bonds), debentures or other similar instruments;
(d)    all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property) and all other indebtedness secured by a Lien on the property or assets of such Person;
(e)    all capital lease obligations of such Person;
(f)    all obligations, contingent or otherwise, of such Person under acceptance, letter of credit or similar facilities;
(g)    all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any capital stock of such Person or any warrants, rights or options to acquire such capital stock, which obligations will be valued, in the case of redeemable preferred stock, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends and, in the case of other such obligations, at the amount that, in light of all the facts and circumstances existing at the time of determination, can reasonably be expected to become payable;
(h)    all obligations or liabilities of such Person in respect of foreign currency or other hedging arrangements and in respect of interest rate protection or hedging arrangements entered into by such Person to fix the floating interest rate, float the fixed interest rate or otherwise cap or limit the interest rate exposure of such Person;
(i)    any guaranties of any Indebtedness of such Person;

(j)    all Indebtedness referred to in clauses (a) through (g) above secured by (or which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness;
(k)    all unfunded pension liabilities;
(l)    the Indebtedness of any partnership or unincorporated joint venture in which such Person is a general partner or a joint venturer; and
(m)    all obligations of such Person that are the functional equivalent of the Indebtedness referred to in clauses (a) through (g) such as synthetic lease obligations.
“Indebtedness Review Notice” has the meaning specified in Section 1.7(b) of this Agreement.
“Indebtedness Review Period” has the meaning specified in Section 1.7(b) of this Agreement.
“INDECOPI” means the Peruvian Instituto Nacional de Defensa de la Competencia y de la Protección de la Propiedad Intelectual.
“Indemnification Escrow Account” has the meaning specified in Section 1.5(a) of this Agreement.
“Indemnification Escrow Amounts” has the meaning specified in Section 1.4(a) of this Agreement.
“Indemnified Party” has the meaning specified in Section 8.6(a) of this Agreement.
“Indemnifying Party” has the meaning specified in Section 8.6(a) of this Agreement.
“Intellectual Property” means the following in any and all jurisdictions: (a) inventions, know-how, formulas, methodologies, customer lists, business plans, discoveries, processes, designs, techniques, developments, technology and related improvements, whether or not patented or patentable; (b) patents, patent applications, invention disclosures, industrial designs, and mask works, (c) copyrights, whether published or unpublished, and all registration and affiliations therefore; (d) trademarks, service marks, trade names, brand names, corporate names, website content, domain names, logos, and all elements thereof, and the goodwill of any business symbolized thereby; (e) confidential and proprietary information, including know how and trade secrets; (f) the rights to sue for and remedies against past, present and future infringements of, any or all of the foregoing; (g) tangible embodiments of any of the foregoing in any medium; (h) Software; and (i) any and all other similar proprietary rights.
“Inventory” means merchandise that is (a) owned by an Acquired Company and offered for retail sale in the Ordinary Course of Business or (b) held by an Acquired Company in the Ordinary Course of Business for retail sale on behalf of a borrower pursuant to a valid Pawn Loan.
“Inventory Valuation” means the value of Inventory as determined by the amount of the original Pawn Loan upon which the item was acquired, shorter term loan upon which the item was acquired or the invoice amount from a third-party seller.
“IRS” means the United States Internal Revenue Service.
“Key Employee” has the meaning specified in Section 3.19(d) of this Agreement.

“KH” has the meaning specified in the Recitals of this Agreement.
“Knowledge” means an individual will be deemed to have “Knowledge” of a particular fact or other matter if:
(a)    such individual is actually aware of such fact or other matter; or
(b)    a prudent individual could be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonable investigation concerning the truth or existence of such fact or other matter. For the avoidance of doubt, the foregoing definition applies whether or not an investigation is actually conducted.
“Knowledge of the Seller” means the Knowledge of the individuals set forth on Schedule A-1.
“Labor and Employment Agreements” means any management, collective bargaining, union, employment, consulting, severance, relocation, repatriation or other Contract, payroll agreement, employee substitution agreement, outsourcing agreement, personnel policies, and any other agreements or arrangements (written or unwritten, whether or not mandated by Legal Requirements) with or for the benefit of any Company Employee or other Person performing services (whether currently or in the past) for any Acquired Company.
“Legal Requirement” means any federal, provincial, state, local, municipal, foreign or other law, statute, legislation, constitution, principle of common law, resolution, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, ruling, directive, pronouncement, requirement, specification, determination, decision, opinion or interpretation that is, has been or may in the future be issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.
“Liability” means any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, successor, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with Applicable Accounting Standards and regardless of whether such debt, obligation, duty or liability is immediately due and payable.
“Liquidation Event” means, with respect to any Person, any bankruptcy, reorganization, debt arrangement, or other proceeding under any bankruptcy or insolvency law, or any dissolution or liquidation proceeding, instituted by or against such Person after Closing, and if instituted against the Person, is not discharged or dismissed within the amount of time permitted for such discharge or dismissal in the relevant jurisdiction.
“Loans” has the meaning specified in Section 3.11(b) of this Agreement.
“Loan Documents” has the meaning specified in Section 3.11(c) of this Agreement.
“Machinery and Equipment” has the meaning specified in Section 3.9(a) of this Agreement.
“Marketable Securities” means any of the following:

Listed Stocks (NYSE/AMEX)
NASDAQ Global Select or Global Market Tier Stocks
U.S. Government Obligations
U.S. Agency Bonds
State/Municipal Bonds (Investment Grade)
U.S. Corporate Bonds (Investment Grade)

U.S. Commercial Paper(A1/P1)
U.S. Commercial Paper(A2/P2)
Time Deposits and Savings Accounts
Other Deposit Accounts(5 years or less)
Mutual Funds, Exchange Traded Funds and similar investments)
Money Market
U. S. Government Obligations
Municipal Bonds
Corporate Bonds
Equities

“Material Adverse Effect” means any fact, event, circumstance, change, condition or effect that, individually or together with other facts, events, circumstances, changes, conditions or effects (i) has been or would reasonably be expected to be material and adverse to the business, assets, properties, liabilities, financial condition or results of operations of the Acquired Companies, or (ii) has or would reasonably be expected to materially delay the consummation of the Transactions or materially and adversely affect the ability of any Seller to perform timely his, her or its obligations under this Agreement or under any of the other Transactional Agreements; provided, however, that with respect to clause (i), none of the following, either alone or in combination, will constitute, or be considered in determining whether there has been, a Material Adverse Effect: changes in general economic, political, business, financial, banking or securities market conditions, including changes in the markets or industry in which the Acquired Companies operate, except to the extent that such change adversely affects the Acquired Companies in a substantially disproportionate manner relative to other participants in their industry and markets.
“Material Contract” has the meaning set forth in Section 3.15(a) of this Agreement.
“MD” has the meaning specified in the Recitals of this Agreement.
“Most Recent Financial Statements” has the meaning specified in Section 1.3 of this Agreement.
“MP” has the meaning specified in the Recitals of this Agreement.
“Mutual Release” has the meaning specified in Section 2.2(a)(vii) of this Agreement.
“NDA” has the meaning specified in Section 5.2(c).

x

“New Design” has the meaning specified in Section 3.3(a) of this Agreement.
“Noncompete Agreement” has the meaning specified in Section 7.1(j).
“OFAC” means the Office of Foreign Assets Control of the U.S. Department of the Treasury.
“OldCo El Salvador Transferors” has the meaning specified in the Recitals of this Agreement.
“Order” means any:
(a)    order, judgment, injunction, edict, decree, ruling, pronouncement, determination, decision, opinion, verdict, sentence, subpoena, writ or award that is, has been or may in the future be issued, made, entered, rendered or otherwise put into effect by or under the authority of any court, administrative agency or other Governmental Authority or any arbitrator or arbitration panel; or
(b)    Contract with any Governmental Authority entered into in connection with any Proceeding.
“Ordinary Course of Business”: an action taken by or on behalf of the Acquired Companies will not be deemed to have been taken in the “Ordinary Course of Business” unless:
(a)    such action is recurring in nature, is consistent with the Acquired Companies’ past practices and is taken in the ordinary course of the Acquired Companies’ normal day‑to‑day operations; and
(b)    such action is similar in nature and magnitude to actions customarily taken, without any separate or special authorization, in the ordinary course of the normal day‑to‑day operations of the Acquired Companies.
“Organizational Documents” means with respect to any Person, memorandum of association, articles of association, organization or incorporation, pacto social, estatutos, reglamento, certificates of incorporation or organization, by-laws, limited liability company agreements, operating agreements, partnership agreements, joint venture or other agreements, instruments or documents, individually or collectively, pursuant to which such Person is established or organized, and that govern the internal affairs of such Person, as such documents may be amended from time to time.
“Party” has the meaning specified in the Recitals of this Agreement.
“Parties” has the meaning specified in the Recitals of this Agreement.
“Pawn Loan” means a pawn loan granted by an Acquired Company of the following duration: (a) in Guatemala, seven (7) day loans (excluding purchases); and (b) in Guatemala, Peru, El Salvador, and Honduras, thirty (30) day loans.
“Pawn Loan Balance” means the aggregate pawn loan principal balance for Pawn Loans with no more than three (3) days past their final due date without payment for seven (7) day loans and no more than fifteen (15) days past their final due date without payment for thirty (30) day loans.
“PEMX” has the meaning specified in the Recitals of this Agreement.

“Permitted Encumbrances” means (i) liens for Taxes not yet due and payable or that are being contested in good faith and for which appropriate reserves have been established in accordance with Applicable Accounting Standards, (ii) purchase money liens and liens securing rental payments under capital lease arrangements, and (iii) other liens or encumbrances incurred in the Ordinary Course of Business affecting property with a value of $100,000 or less.
“Person” means any individual, Entity or Governmental Authority.
“Pre-Closing Statement” has the meaning specified in Section 1.3 of this Agreement.
“Pre-Closing Tax Period” has the meaning specified in Section 8.8 of this Agreement.
“Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding and any informal proceeding), prosecution, contest, hearing, inquiry, inquest, audit, examination or investigation that is, has been or may in the future be commenced, brought, conducted or heard by or before, or that otherwise has involved or may involve, any Governmental Authority or any arbitrator or arbitration panel.
“Purchase Price” has the meaning specified in Section 1.2(a) of this Agreement.
“Purchased Shares” has the meaning specified in the Preamble of this Agreement.
“Purchaser” has the meaning specified in the Preamble of this Agreement.
“Purchaser Aggregate Cap” has the meaning specified in Section 8.9 of this Agreement.
“Purchaser Indemnified Parties” has the meaning specified in Section 8.2(a) of this Agreement.
“Purchaser R&W Cap” has the meaning specified in Section 8.9 of this Agreement.
“Purchaser’s Adjustment Statement” has the meaning specified in Section 1.7(e) of this Agreement.
“Purchaser’s Cash Statement” has the meaning specified in Section 1.7(c) of this Agreement.
“Put Option” has the meaning specified in Section 5.8 of this Agreement.
“Put Option Period” has the meaning specified in Section 5.8 of this Agreement.
“Put Shares” has the meaning specified in Section 5.8 of this Agreement.
“Put Shares Assignment Agreement” has the meaning specified in Section 5.8 of this Agreement.
“Real Property Lease” has the meaning specified in Section 3.13(b) of this Agreement.
“Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Authority or Internet domain name registrar.
“Related Party” means each of the following is deemed to be a “Related Party”:
(a)    each of the Acquired Companies and the Seller, or any Affiliate of any Acquired Company or the Seller;

(b)    each individual who is a beneficiary or beneficial owner, directly or indirectly, or an officer or director of any of the Acquired Companies or the Seller;
(c)    each member of the family of each of the individuals referred to in clauses “(a)” and “(b)” above; and
(d)    any Entity (other than the Acquired Companies) in which any one of the individuals referred to in clauses “(a)”, “(b)” and “(c)” above holds (or in which more than one of such individuals collectively hold), beneficially or otherwise, a material voting, proprietary or equity interest.
“Related Party Indebtedness” means those amounts owing by any Acquired Company to any Related Party.
“Representatives” means officers, directors, employees, agents, attorneys, accountants, advisors and representatives. The Seller and all other Related Parties will be deemed to be “Representatives” of the Acquired Companies prior to the Closing, but will not be deemed to be so after the Closing.
“Rodas Employment Agreement” has the meaning specified in Section 7.1(e)(i) of this Agreement.
“Sanctioned Country” means, at any time, a country, territory or geographical region which is itself or whose government is the subject or target of country-wide or territory-wide Sanctions (including, without limitation, the Crimea region of Ukraine, Cuba, Iran, North Korea, Sudan and Syria).
“Sanctions” means economic or financial sanctions, requirements or trade embargoes imposed, administered or enforced from time to time by U.S. Governmental Authorities (including, but not limited to, OFAC, the U.S. Department of State and the U.S. Department of Commerce ), the United Nations Security Council, the European Union, Her Majesty’s Treasury, El Salvador, Guatemala, Peru, Honduras, or other Governmental Authorities to the extent that they have jurisdiction over applicable to the Seller, the Acquired Companies or their operations, their respective Affiliates or any party to this Agreement.
“Sanctions and Anti-Terrorism Laws” means all Legal Requirements of any jurisdiction (including the U.S., El Salvador, Guatemala, Peru and Honduras) applicable to the Seller, the Acquired Companies or their operations or their respective Affiliates concerning or relating to Sanctions, terrorism or money laundering, including, without limitation: (a) the Executive Order; (b) the USA PATRIOT Act; (c) the U.S. International Emergency Economic Powers Act; (d) the U.S. Trading with the Enemy Act, as amended; (e) the U.S. United Nations Participation Act; (f) the U.S. Syria Accountability and Lebanese Sovereignty Act; (g) the U.S. Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010; (h) the Iran Sanctions Act; (i) Section 1245 of the National Defense Authorization Act of 2012; (j) the Currency and Foreign Transactions Reporting Act (also known as the “Bank Secrecy Act”), as amended; (k) with respect to Peru: i.a., Law Nº 27693 (as amended) and its implementing regulations, as approved by Supreme Decree Nº 018-2006-JUS, and Legislative Decree Nº 1352; (l) with respect to Guatemala: Law for the Prevention and Suppression of Financing of Terrorism (Decree 58-2005 of the Congress of the Republic of Guatemala) and Law Against Asset and Money Laundering (Decree 67-2001 of the Congress of the Republic of Guatemala); and (m) any similar Requirements of Law enacted, administered or enforced by the U.S., and (n) any similar laws, rules, regulations and requirements enacted, administered or enforced by the U.S, the United Nations Security Council, the European Union, Her Majesty’s Treasury, El Salvador, Guatemala, Honduras, Peru, Panama, the British Virgin Islands, or any other Governmental Authorities that have jurisdiction over the Seller, the Acquired Companies or their operations or their respective Affiliates.

“Sanctions Target” means any Person: (a) that is the subject or target of any Sanctions; (b) listed in the annex to, or otherwise subject to the provisions of, the Executive Order; (c) named in any Sanctions-related list maintained by OFAC, the U.S. Department of State, the U.S. Department of Commerce or the U.S. Department of the Treasury, including the “Specially Designated National and Blocked Person” list; (d) located, organized or resident in a Sanctioned Country; (e) which otherwise is, by public designation of the United Nations Security Council, the European Union, Her Majesty’s Treasury, El Salvador, Guatemala, Honduras, Peru, Panama, the British Virgin Islands, or any other Governmental Authorities that have jurisdiction over the Seller, the Acquired Companies or their operations, their respective Affiliates or any party to this Agreement, the subject or target of any Sanctions; (f) with which any party to this Agreement is prohibited from dealing or otherwise engaging in any transaction by any Sanctions and Anti-Terrorism Laws; or (g) directly or indirectly, individually or in the aggregate, owned or controlled by any such Person or Persons described in the foregoing clauses (a)-(f).
“Seller” has the meaning specified in the Preamble of this Agreement.
“Seller Aggregate Cap” has the meaning specified in Section 8.9 of this Agreement.
“Seller Indemnified Parties” has the meaning specified in Section 8.4 of this Agreement.
“Seller R&W Cap” has the meaning specified in Section 8.9 of this Agreement.
“September Financial Statements” has the meaning specified in Section 1.7(b) of this Agreement.
“Shortfall Amount” has the meaning specified in Section 1.7(d) of this Agreement.
“Software” means all (i) computer programs, applications, systems and code, including software implementations of algorithms, models and methodologies, and source code and object code, (ii) Internet and intranet websites, databases and compilations, including data and collections of data, whether machine-readable or otherwise, (iii) development and design tools, library functions and compilers, (iv) technology supporting websites, and the contents and audiovisual displays of websites, and (v) documentation, other works of authorship and media, including user manuals and training materials, relating to or embodying any of the foregoing or on which any of the foregoing is recorded.
“Straddle Period” has the meaning specified in Section 6.2 of this Agreement.
“Subsidiary” means, with respect to any Person, any Entity of which (i) if a corporation, 25% or more of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (ii) if a limited liability company, partnership, association, or other Entity (other than a corporation), 25% or more of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof. The term “Subsidiary” includes all Subsidiaries of such Subsidiary.
“Subsidiary Interests” means all shares or other equity interests (including partnership interests) of the Acquired Companies (other than CAM).
“Tax” means any tax (including any income tax, franchise tax, capital gains tax, estimated tax, minimum tax, alternative minimum tax, profit tax, gross receipts tax, value added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, real property transfer tax, municipal tax, business tax, net equity, capital stock, occupation tax, inventory tax, occupancy tax, withholding tax, payroll tax, employment, social security, unemployment, severance), levy, assessment, tariff, impost, imposition, toll, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), that is, has been or may in the future be (a) imposed, assessed or collected by or under the authority of any Governmental Authority, or (b) payable pursuant to any tax sharing agreement or similar Contract.
“Tax Indemnification Agreement” has the meaning specified in Section 3.18(l) of this Agreement.
“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information that is, has been or may in the future be filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.
“Termination Date” has the meaning specified in Section 9.1(d) of this Agreement.
“Third Party Claim” has the meaning set forth in Section 8.6(a) of this Agreement.
“Transactional Agreements” mean this Agreement, the Mutual Release, the Escrow Agreement, the D&O Resignations, the Rodas Employment Agreement, and the Noncompete Agreements.
“Transactions” means (a) the execution and delivery of the respective Transactional Agreements, and (b) all of the transactions contemplated by the respective Transactional Agreements, including:
(i)    the sale of the Purchased Shares to the Purchaser in accordance with this Agreement;
(ii)    the performance by the Seller, the Acquired Companies, the Related Parties and the Purchaser of their respective obligations under the Transactional Agreements and the exercise by the Seller, the Acquired Companies, the Related Parties and the Purchaser of their respective rights under the Transactional Agreements.
“TRI” means Tecno Rose Investment, Corp., a corporation organized and existing under the laws of the Republic of Panama that is a wholly-owned Subsidiary of the Seller.
“UM” has the meaning specified in the Recitals of this Agreement.
“USA PATRIOT Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended, and its implementing regulations.
“U.S. GAAP” means generally accepted accounting principles in the United States in effect as of the date of determination thereof, consistently applied.